APPRAISAL REPORT RJ-177/04

LABATT HOLDING Net Assets

REPORT:	RJ-177/04

REFERENCE DATE:	June 24, 2004

APPLICANT:

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, headquartered at Rua Dr. Renato Paes de Barros, 1017, 4th floor, city of São Paulo, State of SP, with Corporate Taxpayers’ Identification (CNPJ) # 028.087.08.0001/07, hereinafter named AMBEV.

SUBJECT-MATTER:

LABATT BREWING CANADA HOLDING LTD (LABATT HOLDING), headquartered at Fort Nassau Centre, Nassau, Bahamas, including its controlled company LABATT HOLDING ApS (LABATT HOLDING ApS), a company organized pursuant to the laws of Kingdom of Denmark, headquartered at Holbergsgade 14, 2. tv., 1057, Copenhagen, and controlled company thereof, LABATT BREWING COMPANY LIMITED (LABATT CANADÁ).

PURPOSE:

To determine the net asset value of LABATT HOLDING to be transferred to AMBEV upon the incorporation of LABATT HOLDING by AMBEV, under the terms of Articles 226 and 227 of Law # 6,404, as of December 15,1976 (Brazilian Corporate Law).

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CONTENT

1.	INTRODUCTION	3
2.	PRINCIPLES AND RESERVATIONS	4
3.	LIMITATION OF RESPONSIBILITIES	5
4.	VALUATION METHODOLOGIES	6
5.	COMPANIES PROFILES: LABATT HOLDING AND LABATT HOLDING ApS	11
6.	CONTROLLED COMPANY PROFILE: LABATT CANADA	14
7.	LABATT CANADA VALUATION	16
8.	LABATT HOLDING VALUATION AND LABATT HOLDING ApS	23
9.	CONCLUSION	24
10.	LIST OF ATTACHMENTS	25

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1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. hereinafter named APSIS, headquartered at Rua São José, nº 90, grupo 1.802, in Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayers’ Identification (CNPJ) # 27.281.922/0001-70, was appointed to determine the net asset value of LABATT HOLDING to be transferred to AMBEV upon the incorporation of LABATT HOLDING by AMBEV, as per the dispositions of Articles 226 and 227 of Law # 6,404, as of December 15, 1976, as deliberated in AMBEV’s Extraordinary Shareholders’Meeting.

For preparing this report, we have considered data and information provided by third parties, including documents and verbal interviews with the client. Estimations used in this study are based on documents and information, such as:

  beer market studies and projections
  companies financial statements
  budget and managing reports of involved companies
  protocol and justification of incorporation

The APSIS team, which is responsible for the preparation of this study, comprises the following professionals:

  ANA CRISTINA FRANÇA DE SOUZA
  civil engineer
  post graduated in accounting (CREA/RJ 91.1.03043-4)
  CESAR DE FREITAS SILVESTRE
  accountant (CRC RJ 44779/O-3)
  CLAUDIO MARÇAL DE FREITAS
  accountant CRC RJ 55029/O-1
  FRANCISCO MAIOLINO
  civil engineer (CREA/SP 92338)
  LUIZ PAULO CESAR SILVEIRA
  mechanical engineer
  master degree in business administration (CREA/RJ 89.1.00165-1)
  MARCELO PARABONI business
  administrator (CRA/RJ 20-47.164-6)
  MARGARETH GUIZAN DA SILVA OLIVEIRA
  civil engineer (CREA/RJ 91.1.03035-3)
  RICARDO DUARTE CARNEIRO MONTEIRO
  civil engineer
  post graduated in economy engineering (CREA/RJ 30137-D)
  SÉRGIO FREITAS DE SOUZA
  economist (CORECON/RJ 23521-0)

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2. PRINCIPLES AND RESERVATIONS

The object report of the following enumerated, calculated and specified study is strictly based on the fundamental principles described below.

  Consultants involved in the study does not have neither personal relation towards its subject involved in this report nor any advantage is derived therefrom, without conflict of interests preventing them from preparing this report.

  In the best consultant’s knowledge and credit, analysis, opinions and conclusions expressed in this Report are based on true and precise information, diligences, researches and surveys.

  The report includes all restricting conditions imposed by adopted methodologies, which affect the analysis, opinions and conclusions included in it.

  APSIS’ professional fees are not subject to the conclusions presented in this report.

  APSIS is fully responsible for the Valuation Engineering subject, including the implied ones, for performing its honorable duties, which are set forth in laws, codes or own regulations.

  In this report, information provided by third parties is deemed as accurate, being their source included in such report.

  Exchange rate on June 24, 2004: CAD$ 1.00 = R$ 2.3082 (source: Brazilian Central Bank).

  Such report was prepared by APSIS and any one, except its own consultants, has worked on analysis and respective conclusions.

  For projection purposes, we have assumed the inexistence of any kind of judicial or extra judicial burden or lien, involving the companies, except for the ones included in the report.

  This report complies with all specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), as well as the requirements imposed by different bodies, such as: Ministry of Finance, Brazilian Central Bank, Brazilian SEC (CVM), SUSEP (Private Insurance Superintendence), RIR (Income Tax Regulation), etc.

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3. LIMITATION OF RESPONSIBILITIES

  For preparing this report, APSIS has used information and historic data audited by third parties or non-audited, as well as non-audited projections, provided in written or oral form by the company’s management or obtained from mentioned sources. Then, APSIS has deemed as true all information and data obtained for this report and has no responsibility regarding their truth.

  The scope of this study does not include neither the auditing of financial statements nor the revision of works performed by its auditors.

  Our study was developed for being used by AMBEV and other companies involved in the project, aiming at the purpose previously described.

  We are not liable for occasional losses incurred by AMBEV and its controlled companies, their shareholders, officers, creditors or other parties resulting from the utilization of data and information provided by the company and included in this report.

  Analysis and conclusions included in this report are based on several premises, made on the present date, on future operating projections, such as: prices, volumes, market share, revenues, taxes, capital expenditures, operating margins, etc. Then, future operating results of the company may be different from any forecast or estimation included in this report.

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4. VALUATION METHODOLOGIES

INCOME APPROACH: CASH FLOW

This methodology defines the company’s profitability as being its operating value, equivalent to the future net discounted cash flow. This flow is comprised of net income after taxes, added to non-cash items (amortization and depreciation) and excluding capital expenditures in operating assets (working capital, plants, installed capacity, etc.)

The projective period of the net cash flow is determined considering the time that the company will spend to reach a stable operating activity, or, in other words, with no relevant operating variations. The flow, then, is brought to present value, using a discount rate, which will reflect the risk associated to the market, company and capital structure.

NET CASH FLOW

For calculating the net cash flow, we use the Invested Capital as income measure, where:

INVESTED CAPITAL NET CASH FLOW
Earnings before non-cash items, interests and taxes (EBITDA)

( - ) Non-cash items (depreciation and amortization)

( = ) Net income before taxes (EBIT)

( - ) Income Tax and Social Contribution (IT/SC)

( = ) Net Income after taxes

( + ) Non-cash items (depreciation and amortization)

( = ) Gross net flow

( - ) Capital Expenditures (CAPEX)

( + ) Other income

( - ) Other expenses

( - ) Working capital variation

( = ) Net cash flow

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RESIDUAL VALUE

Upon the termination of the projective period, it is considered the perpetuity, which contemplates all flows to be generated after the last projected year and their respective growths. The company’s residual value (perpetuity) is usually estimated utilizing the constant growth model. Such model assumes that upon the termination of the projective period, net income will have a constant perpetual growth. This model calculates the perpetuity value in the last year of the projective period, by using the geometric progression model, transporting it, afterwards, to the first projected year.

DISCOUNT RATE

The discount rate to be used to calculate the present value of yields determined in the projected cash flow represents the minimum profitability required by investors, considering that the company will be financed by both own capital, which will require a higher yield when compared to a standard risk investment, and third-parties capital.

Such rate is calculated by the WACC (Weighted Average Cost of Capital) methodology, in which the cost of capital is determined by the weighted average of capital structure components market value (own and third-parties capital), as described below.

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Discount rate	WACC = (Re x We) + Rd (1 –t) x Wd

Re =	cost of own capital
Rd =	cost of third-parties capital
We =	percentage of own capital in the capital structure
Wd =	percentage of third-parties capital in the capital structure
T =	company’s income tax and social contribution effective rate

Cost of own capital	Re = Rf + beta*(Rm – Rf) + Rp

Rf	Risk-free rate – it is based on US Treasury annual interest rates for 30-year bonds, net of the US long-term inflation.
Rp	Country Risk – it represents the risk of investing in an asset in a specific country when compared to a similar investment in a country deemed as safe.
Rm	Market Risk – it measures the appreciation of a fully diversified stock portfolio for a 30-year period.
beta	It adjusts the market risk to the risk of a specific industry.
Leveraged beta	Risk-free rate – it is based on US Treasury annual interest rates for 30-year bonds, net of the US long-term inflation.

Cost of third-parties capital	Rd = Rf (*) + alfa + Rp

Rf (*)	Risk-free rate – it is based on US Treasury annual interest rate for 10-year bonds, net of the US long-term inflation.
Alfa	Specific Risk – it represents the risk of investing in the company under analysis.

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COMPANY VALUE

The Invested Capital net cash flow of is generated by the company’s global operation, available for all capital financers, shareholders and other investors. Then, for determining the shareholders’ value, it is necessary to deduct the third-parties general indebtedness.

Another necessary adjustment is the inclusion of non-operating assets, i.e., those that are not consolidated in the company’s operating activities, being added to the calculated operating value.

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ASSETS APPROACH

This methodology is derived from generally accepted accounting principles (GAAP) where financial statements are prepared based on the principle of historical cost or acquisition cost. Due to such principle and accounting basic principle, the carrying value of a company’s assets minus the carrying value of its liabilities is equal to the carrying value of its net equity.

On the other hand, economy basic principles allows us to create the following valuation technique: the value defined for the assets minus the value defined for the liabilities is equal to the amount defined for the net equity of a company. Within a valuation perspective, relevant definitions of value are those appropriate for the purposes of valuation.

Therefore, the assets approach aims to value a company by adjusting the carrying value (net balance) to its respective fair market values. Relevant assets and liabilities are valued by their fair market value, and then, compared to their carrying value (net balance).

Such dully-analyzed adjustments are added to the accounting Net Equity, determining, then, the company market value as per the asset approach. The company fair market value will correspond to the Net Equity value, considering the valued assets and liabilities adjustments.

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5. COMPANIES PROFILES: LABATT HOLDING AND LABATT HOLDING ApS

COMPANIES

LABATT HOLDING was created as part of INTERBREW INTERNATIONAL B.V. (INTERBREW B.V.) restructuring project. The company is headquartered in Breda, Holland, aiming to segregate the investments made in the holding company LABATT HOLDING ApS, company which, after conclusion of the restructuring process, started to concentrate all investments made by INTERBREW B.V.in LABATT CANADA.

LABATT HOLDING has as single equity element, the investments made in LABATT HOLDING ApS. On the other hand, the single equity element of LABATT HOLDING ApS is the investment made in LABATT CANADA.

CONTROLLING GROUP: INTERBREW

LABATT HOLDING and INTERBREW B.V. are controlled by INTERBREW S.A. (INTERBREW), headquartered in Brussels, Belgium, one of the oldest breweries in the world, controlling operations in 21 countries in the American, European and Asian continents, and holding stock interests in several breweries around the world.

The INTERBREW strategy is to strongly operate in the largest worldwide beer markets. The main competitive advantage is its brand portfolio (local and international premium brands), which guarantees the first positions in all markets where the company operates. In the last 10 years, Interbrew registered the best growth in Earnings Per Share (EPS) in the industry, corresponding to 24.6%, through an excellent new brand development history and the creation of leading brands all around the world.

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RESTRUCTURING TRANSACTION

As released by AMBEV in a relevant notice dated May 24,2004, Interbrew and Fomento Economico Mexicano SA de CV (“FEMSA”) reached in an agreement defining the expiration of their partnerships in the United States and in Mexico, and also of the trade agreements between FEMSA and joint distribution business of the companies in the United States.

Therefore, the restructuring operation comprises only Canada operation and may be summarized in the following movements and corporate acts:

i. Restructuring of LABATT CANADA, including:

  intercompany loans refund
  long term debt restructuring
  sale of its operations in Cuba, Europe and Asia
  maintenance of Canada operations
  sale of Mexico Operations (30%-investment in FEMSA CERVEZA)
  sale of USA operations (70%-investment in LABATT USA)
  maintenance of the remaining investments

ii. Creation of LABATT HOLDING

iii. Creation of LABATT HOLDING ApS

iv. Contribution to LABATT HOLDING ApS of the investment made in LABATT CANADA at its fair market value

v. Contribution to LABATT HOLDING of the investment made in LABATT HOLDING ApS at its carrying value

After such phases, we have the following companies structure as per flow chart below.

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6. CONTROLLED COMPANY PROFILE: LABATT CANADA

THE COMPANY

Since its foundation in 1847, LABATT became an internationally acknowledged brand, with 60 types of beers, approximately 3,800 employees in Canada and eight industrial plants in the country.

In order to meet the growing demand and the popularity of premium beers, LABATT founded, in 1997, the OLAND SPECIALTY BEER COMPANY, with units in Toronto, Vancouver and Montreal, aiming to become the leading company in the Canadian beer market, sponsoring and taking part into events all around the country, through the Western, Ontario, Quebec and Atlantic regional companies.

PRODUCTS

LABATT BLUE is the most sold Canadian beer in the world. However, besides this brand, the group has more than 50 other brands, such as: Labatt Genuine Draft, John Labatt Classic and Labatt Ice®.

INDUSTRIAL PLANTS

LABBAT CANADA has eight industrial plants distributed in 8 sites: London, Toronto, Montreal, St. John’s, Halifax, Edmonton, Creston and New Westminster.

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7. LABATT CANADA VALUATION

For determining the market value of LABATT CANADA, we have pursued the valuation by income approach, defined in item 4.

Projections for sale volume and price, production, costs and capital expenditures have been estimated according to historical performance, company’s budget information and Canadian beer market studies (Annex 2).

For forecasting LABATT CANADA’s results in the future periods, we have used the balance sheet ended on May 2004 (Annex 4) as the beginning balance sheet, prepared according to Brazilian accounting standards, particularly the Law # 6,404/76 and standards issued by CVM (Brazilian SEC).

In Annex 1 we present a detailed economic-financial model, including operating projections based on historical performances and on the multi-yearly budget of INTERBREW group, as well as on the projections made by the group’s strategy area.

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RETROSPECTIVE FINANCIAL ANALYSIS

LABATT CANADA had Net Sales of CAD$ 1,748 million in 2001 in Canada, CAD$ 1,812 million in 2002 and CAD$ 1,877 million in 2003, representing a 7%-growth in the period, as per management information provided by LABATT and AMBEV.

EBITDA reached CAD$ 541 million in 2001, CAD$ 585 million in 2002 and CAD$ 584 million in 2003, corresponding to an 8%-growth in the period.

Net Sales between January and May 2004 were CAD$ 734 million, but according to note in company’s financial statement (Annex 3), the beer industry performance in Canada is highly seasonal, with low volumes in the first 5 months of the year and high volumes in the summer. In addition, expenses for the period were impacted by taxes and charges resulting from the restructuring operation, the income for the year neither being a parameter of evaluation of company performance nor an indication of annual income.

The sale volume and market share were slightly reduced in the period (1%-loss in market share), offset by a real price increase. However, the company expects that higher investments in marketing projected in the business plan should recover the market share up to 2006.

GENERAL CONSIDERATIONS

LABATT CANADA economic-financial model was conducted in order to show its capacity to generate cash in the proposed period of time, making use, basically, of information previously mentioned.

  Reference Date: May 31, 2004

  The methodology is based on the generation of discounted free cash flow for a projective period of 10 years plus perpetuity.

  The free cash flow started in the YEAR 01 (June 2004 to May 2005) and ended in YEAR 10 (June 2013 to May 2014).

  After the projective period, it was considered the perpetuity with annual growth of 0.50%.

  The flow was projected in constant currency and the present value was calculated with real discount rate (does not consider inflation)

  Values are denominated in millions of Canadian dollars, unless otherwise indicated.

  Quotation: 1 CAD$ 1.00000 = R$ 2.29478 (source: Brazilian Central Bank)

  Quotation: 1 CAD$ 1.00000 = US$ 0.73346 (source: Brazilian Central Bank)

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PROJECTION PREMISES

INS AND OUTS	PREMISES	LOGIC
NET PRICE	• For 2004, we used net prices as of Dec/03, plus 5%.

• We projected a real increase of 1.2% for 2005 and 0.9% for 2006.

• From 2006, prices become stable (no forecast of real increases).

	• Average price projected for 2004 is CAD$ 209.63/hl.	• In a conservative point of view, there is no room for a real price increase in the Canadian beer market after 2006. • Increases in 2004 and 2005 aim to recover inflationary losses.
VOLUME	• The Canadian total beer market was estimated at 21,417 thousand hl in 2004.

• For 2004, such number should be stable, projecting an annual growth of 0.5%.

	• From this point, LABATT CANADA should maintain a historical market share of approximately 45% of this market (9,543 thousand hl of beer sold in 2004).	• The Canadian beer market is mature and stable, according to the market study provided by the client.
VOLUME GROWTH	• Annual market growth of 0.5%, with market share maintenance.	• Very competitive market.
NET OPERATING REVENUES (NOR)	• NOR means Gross Operating Revenues (GOR) excluding direct taxes and other deductions. The average value of such deductions at LABATT CANADA corresponds to 23.5% of GOR.	• The cash flow starting point is the NOR, following the model of accounting statements and management reports adopted by LABATT CANADA.
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INS AND OUTS	PREMISES	LOGIC
COST OF GOODS SOLD (COGS) (cont.)	• Variable average cost (inputs, labor and logistics) in CAD$/hl registered in the last 12 months, projecting a productivity level improvement up to 2006, becoming stable from that point.

• Fixed cost (overhead, maintenance and distribution centers), contemplates some reduction up to 2005, becoming stable from that point.

• Depreciation in Operation Costs was not included.

• Variable cost projected for 2004: CAD$ 78.07/hl.

• Fixed cost projected for 2004: CAD$ 195.76 thousand.	• Projected values were taken from managing reports and the multi-yearly budget provided by LABATT.

• The depreciation exclusion aims to remove the impact of volume on the verified cost. The depreciation will be added in the projection afterwards.
MARKETING EXPENSES	• These expenses are variable, estimated at CAD$ 16.99/hl for 2004, being reduced to the historical level of CAD$ 15.82/hl from 2006.

	• The higher budget for 2004 and 2005 aims to recover the 0.5%-market share in these years.	• Projected values were taken from managing reports and the multi-yearly budget provided by LABATT.
COMMERCIAL EXPENSES	• These expenses are variable, estimated at CAD$ 12,56/hl for 2004, being reduced to the historical level of CAD$ 10,38/hl from 2006.

	• The higher budget for 2004 and 2005 aims to recover the 0.5%-market share in these two years.	• Projected values were taken from managing reports and the multi-yearly budget provided by LABATT.
MANAGING EXPENSES	• Excluded from the Multi-yearly Budget and maintained stable for the full projective period (average of CAD$ 141.35 million/year).	• Projected values were taken from managing reports and the multi-yearly budget provided by LABATT.
DEPRECIATION	• Average rate of 5.3% over original cost.	• Balance Sheet historical averages.
INCOME TAX	• Total of 34 % over EBIT, expected to be reduced to 32% up to 2006.	• Flat rate.
NON-OPERATING RESULT	• It was not considered in projections.
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WORKING CAPITAL

  Terms were projected based on the balances of LABATT CANADA’s balance sheet accounts ended on May 31, 2004 (Annex 4).

  Working capital variation, based on historical premises, was calculated as of May 2004, considering the following parameters:

 Receivables: 52 days from net revenue
 Inventories: 45 days from COGS
 Payables: 120 days from COGS
 Advanced Expense: maintained stable at CAD$ 65 million
 Other payable accounts: balance is related to a dividend payment equal to CAD$ 50 million
 Taxes: Income tax payable according to rates in effect.

INVESTMENTS

  Fixed assets capital expenditures were maintained at 4.3% of Net Revenue after 2006, according to historical average.

  Up to 2006, information was taken from LABATT CANADA’s Multi-year Budget.

DETERMINING THE DISCOUNT RATE

It was calculated as per the WACC (Weighted Average Cost of Capital) methodology, in which the cost of capital is determined by the weighted average of the capital structure components market value (own and third-parties capital) at a real discount rate (without inflation) of 6.5% p.a.

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OPERATING VALUE CALCULATION

Considering the Operating Cash Flow projected for the next 10 years and the company’s residual value ever since (considering an annual growth rate in perpetuity of 0.5%), we have deducted these values at present value, using the annual real discount rate of 6.5%.

NON-OPERATING ASSETS

As shown in item 5, LABATT CANADA sold its investments in Mexico and in the United States. Non-operating assets on reference date summed up the following amount:

INVESTMENT	CALCULATION	MARKET VALUE

AFFILIATED COMPANIES	Carrying value	CAD$ 1,5 million

TOTAL		CAD$ 1.5 million

INDEBTEDNESS ANALYSIS

As detailed in Annex 4, LABATT CANADA long term financial indebtedness on the reference date is equivalent to:

  CAD$1,276.4 million in LABATT CANADA

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LABATT CANADA MARKET VALUE

Summarizing the previously mentioned items, detailed in Annex 1, we have the following market value for LABATT CANADA as of May 31, 2004:

LABATT CANADA VALUE	CAD $million	R$ million
COMPANY OPERATING VALUE	7,750	17,803
GENERAL INDEBTDENESS	(1,276)	(2,932)
NON-OPERATING ASSETS	2	3

COMPANY VALUE	6,476	14,875

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8. LABATT HOLDING VALUATION AND LABATT HOLDING ApS

For determining values of LABATT HOLDING and LABATT HOLDING ApS, we have proceeded the valuation as per the Asset Approach, as defined in item 4, in view of its condition as a venture capital company without operational activities and without other relevant revenues or expenses. We have used as basis the extraordinary financial statements of LABATT HOLDING and LABATT HOLDINGS ApS on reference date as of June 24,2004, prepared pursuant to Brazilian accounting practices and principles, especially Law 6,404/76 and CVM (Brazilian SEC) normative rules. Capital expenditures recorded in such statements were updated by equity method of accounting, based on invested company balance sheet (LABATT CANADA) as of May 31, 2004, as per provisions of Law 6,404, article 248.

LABATT HOLDING and LABATT HOLDING ApS’ valued relevant assets are its investments in LABATT CANADA (capital expenditures account and capital expenditures premium account). Based on LABATT CANADA valuation, outlined in item 7, we have concluded that the value of capital expenditures accounted in LABATT HOLDING and LABATT HOLDING ApS is appropriate :

LABATT HOLDING ApS BALANCE SHEET AS OF JUNE 24,2004

R$ thousand

1 – ASSETS	R$ 14,791,104.00

1.1 – CURRENT ASSETS	R$ 64.00
1.2 – PERMANENT ASSETS	R$ 14,791,040.00
1.2.1 – INVESTMENTS	R$ 14,791,040.00

3 – NET EQUITY	R$ 14,791,104.00

LABATT HOLDING BALANCE SHEET AS OF JUNE 24,2004

R$ thousand

1 – ASSETS	R$ 14,791,198.00

1.1 – CURRENT ASSETS	R$ 158.00
1.2 – PERMANENT ASSETS	R$ 14,791,040.00
1.2.1 – INVESTMENTS	R$ 14,791,040.00

3 – NET EQUITY	R$ 14,791,104.00

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9. CONCLUSION

The experts have verified, based on previously presented studies, that LABATT HOLDING net equity is worth of, at least, R$ 14,791,198 thousand (fourteen billion, seven hundred and ninety-one million, one hundred and ninety-eight thousand reais) on reference date as of June 24, 2004, equivalent to CAD$ 6,408,041 thousand (six billion, four hundred and eight million and forty-one thousand Canadian dollars).

Having concluded the Report RJ-177/04, comprised of 25 (twenty-five) pages typed on one side and 5 (five) annexes and made in 15 (fifteen) original counterparts, APSIS Consultoria Empresarial S/C Ltda, CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specialized in assets valuation, and TOWER CONSULTORIA E ASSESSORIA LTDA, CRC RJ-00330710-0 legally represented by its directors mentioned below, is available for any further explanation and clarification.

Rio de Janeiro, June 30, 2004.

ANA CRISTINA FRANÇA DE SOUZA Director / Partner	RICARDO DUARTE CARNEIRO MONTEIRO Director / Partner

SÉRGIO FREITAS DE SOUZA Director	LUIZ PAULO CÉSAR SILVEIRA Director

MARGARETH GUIZAN DA SILVA OLIVEIRA Director	CLAUDIO MARÇAL DE FREITAS Accountant

CÉSAR DE FREITAS SILVESTRE Accountant

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10. LIST OF ATTACHMENTS

1. VALUING CALCULATIONS

2. MARKET STUDIES

3. SUPPORTING DOCUMENTATION

4. GLOSSARY

5. APSIS PROFILE

SÃO PAULO OFFICE Av. Vereador José Diniz, 3.300, Cj. 808 Work Center 4, CEP: 04604-006 Tel.: + 55 11 5543.7907/5543.3811	RIO DE JANEIRO OFFICE Rua São José, 90, grupo 1802 Centro, CEP: 20010-020 Tel.: + 55 21 2210.5073 Fax: + 55 21 2210.2959

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LABATT HOLDING: DATA	APPRAISAL REPORT RJ-177/04 reference date: May 31,2004

PROJECTIONS	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

hl = hectoliter
total market (hl thousand)	21,417	21,523	21,631	21,739	21,848	21,957	22,067	22,177	22,288	22,399
Beers	21,417	21,523	21,631	21,739	21,848	21,957	22,067	22,177	22,288	22,399
growth		0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
market share
Beers	44.56%	44.53%	45.00%	45.00%	45.00%	45.00%	45.00%	45.00%	45.00%	45.00%
sale (hl thousand)	9,543	9,585	9,734	9,783	9,832	9,881	9,930	9,980	10,030	10,080
Beers	9,543	9,585	9,734	9,783	9,832	9,881	9,930	9,980	10,030	10,080
sale net price (CAD$/hl )
Beers	$210	$212	$214	$214	$214	$214	$214	$214	$214	$214
NOR growth		1.2%	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: DATA	APPRAISAL REPORT RJ-177/04 reference date: May 31,2004

PROJECTIONS	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

NET OPERATING REVENUE ( = ) CAD$ million	$2,000	$2,034	$2,084	$2,095	$2,105	$2,116	$2,127	$2,137	$2,148	$2,159
Beers	$2,000	$2,034	$2,084	$2,095	$2,105	$2,116	$2,127	$2,137	$2,148	$2,159

COST OF GOODS SOLD ( - )
Variable Costs(CAD$/hl)	$78.07	$76.12	$75.43	$75.43	$75.43	$75.43	$75.43	$75.43	$75.43	$75.43
Fixed Costs (CAD$ Million)	$195.76	$178.96	$178.42	$178.42	$178.42	$178.42	$178.42	$178.42	$178.42	$178.42

OPERATING EXPENSES
Marketing Expenses (CAD$/hl)	$16.99	$16.40	$15.82	$15.82	$15.82	$15.82	$15.82	$15.82	$15.82	$15.82
Commercial Expenses (CAD$/hl)	$12.56	$10.76	$10.38	$10.38	$10.38	$10.38	$10.38	$10.38	$10.38	$10.38
Managing Expenses (CAD$ Million)	$141.35	$141.35	$141.35	$141.35	$141.35	$141.35	$141.35	$141.35	$141.35	$141.35

NON-OPERATING INCOME
Equity additions	0%	$0	$0	$0	$0	$0	$0	$0	$0	$0
Equity income	0%	$0	$0	$0	$0	$0	$0	$0	$0	$0
Provision for losses with affiliated/controlled companies	0%	$0	$0	$0	$0	$0	$0	$0	$0	$0
Non-operating revenue	0%	$0	$0	$0	$0	$0	$0	$0	$0	$0
Non-operating expense	0%	$0	$0	$0	$0	$0	$0	$0	$0	$0

INTERESTS	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Income tax/social contribution	34.00%	33.00%	32.00%	32.00%	32.00%	32.00%	32.00%	32.00%	32.00%	32.00%

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: FIXED ASSETS	REPORT RJ-177/04 reference date: May 31,2004

AVERAGE RATE		5.3% per annum

FIXED ASSETS (CAD$ THOUSAND)		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
CAD$ Million	May 2004	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

INVESTMENTS (% NOR)		5.10%	4.36%	4.17%	4.30%	4.30%	4.30%	4.30%	4.30%	4.30%	4.30%
INVESTMENTS		$102.03	$88.76	$87.01	$90.08	$90.53	$90.99	$91.45	$91.91	$92.37	$92.83
FIXED ASSETS (COST)	$1,527.83	$1,629.86	$1,718.62	$1,805.63	$1,895.71	$1,986.24	$2,077.22	$2,168.67	$2,260.57	$2,352.94	$2,445.78
ACCUMULATED DEPRECIATION	$995.34	$1,076.93	$1,163.96	$1,255.74	$1,352.16	$1,453.39	$1,559.45	$1,670.38	$1,786.18	$1,906.90	$2,032.55
NET FIXED ASSETS	$532.49	$552.93	$554.66	$549.89	$543.55	$532.85	$517.77	$498.29	$474.39	$446.04	$413.23
DEPRECIATION		$81.59	$87.03	$91.77	$96.42	$101.23	$106.07	$110.92	$115.81	$120.71	$125.65

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: WORKING CAPITAL	REPORT RJ-177/04 reference date: May 31,2004

WORKING CAPITAL		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
CAD$ Million	May 2004	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

USES	$423.62	$471.89	$472.77	$480.48	$482.46	$484.45	$486.44	$488.45	$490.47	$492.49	$494.53

Accounts Receivable - Provision for Loan Losses	$252.28	$288.96	$293.86	$301.06	$302.58	$304.11	$305.64	$307.18	$308.73	$310.28	$311.85
Advanced Expenses/ Other Credits	$65.34	$65.34	$65.34	$65.34	$65.34	$65.34	$65.34	$65.34	$65.34	$65.34	$65.34
Inventory	$106.00	$117.59	$113.57	$114.08	$114.54	$115.00	$115.47	$115.93	$116.40	$116.87	$117.34

SOURCES	$514.79	$502.22	$513.12	$522.92	$524.43	$525.91	$527.40	$528.89	$530.40	$531.90	$533.42

Accounts Payable	$249.90	$313.57	$302.86	$304.22	$305.44	$306.67	$307.91	$309.15	$310.40	$311.65	$312.91
Other accounts payable	$50.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income Tax and other taxes	$214.89	$188.64	$210.26	$218.70	$218.99	$219.24	$219.49	$219.75	$220.00	$220.25	$220.51

WORKING CAPITAL	$(91.17)	$(30.33)	$(40.35)	$(42.43)	$(41.97)	$(41.47)	$(40.96)	$(40.44)	$(39.93)	$(39.41)	$(38.89)

WORKING CAPITAL VARIATION		$60.85	$(10.02)	$(2.09)	$0.46	$0.51	$0.51	$0.51	$0.52	$0.52	$0.52

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: INCOME STATEMENT PROJECTION	REPORT RJ-177/04 reference date: May 31,2004

INCOME STATEMENT	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
CAD$ Million	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

NOR growth		1.7%	2.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%

NET OPERATING REVENUES ( = )	$ 2,000.50	$ 2,034.43	$ 2,084.28	$ 2,094.79	$ 2,105.35	$ 2,115.97	$ 2,126.63	$ 2,137.35	$ 2,148.12	$ 2,158.95

Beers	$ 2,000.50	$ 2,034.43	$ 2,084.28	$ 2,094.79	$ 2,105.35	$ 2,115.97	$ 2,126.63	$ 2,137.35	$ 2,148.12	$ 2,158.95

COST OF GOODS SOLD( - )	$(940.72)	$(908.57)	$(912.65)	$(916.33)	$(920.01)	$(923.72)	$(927.45)	$(931.19)	$(934.96)	$(938.74)

COGS (% NOR)	47%	45%	44%	44%	44%	44%	44%	44%	44%	43%
Variable costs	$(744.97)	$(729.61)	$(734.23)	$(737.90)	$(741.59)	$(745.30)	$(749.03)	$(752.77)	$(756.53)	$(760.32)
Fixed Costs	$(195.76)	$(178.96)	$(178.42)	$(178.42)	$(178.42)	$(178.42)	$(178.42)	$(178.42)	$(178.42)	$(178.42)

GROSS PROFIT	$ 1,059.78	$ 1,125.86	$ 1,171.62	$ 1,178.46	$ 1,185.34	$ 1,192.24	$ 1,199.18	$ 1,206.16	$ 1,213.16	$ 1,220.20

OPERATING EXPENSES	$(423.36)	$(401.67)	$(396.42)	$(397.69)	$(398.97)	$(400.26)	$(401.56)	$(402.86)	$(404.17)	$(405.48)

Marketing expenses	$(162.15)	$(157.15)	$(154.00)	$(154.77)	$(155.54)	$(156.32)	$(157.10)	$(157.89)	$(158.68)	$(159.47)
Commercial expenses	$(119.86)	$(103.17)	$(101.07)	$(101.57)	$(102.08)	$(102.59)	$(103.10)	$(103.62)	$(104.14)	$(104.66)
Managing expenses	$(141.35)	$(141.35)	$(141.35)	$(141.35)	$(141.35)	$(141.35)	$(141.35)	$(141.35)	$(141.35)	$(141.35)

EARNINGS BEF INT TAX DEPREC AMORT(EBITDA)	$636.42	$724.19	$775.21	$780.77	$786.36	$791.98	$797.63	$803.30	$809.00	$814.73

NON-OPERATING INCOME	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Equity additions	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Equity income	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Provision for losses with affiliated/controlled companies	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-operating income	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-operating expense	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

DEPRECIATION	$(81.59)	$(87.03)	$(91.77)	$(96.42)	$(101.23)	$(106.07)	$(110.92)	$(115.81)	$(120.71)	$(125.65)

EARNING BEFORE INTEREST, TAXES (EBIT)	$554.83	$637.16	$683.43	$684.35	$685.13	$685.92	$686.70	$687.49	$688.28	$689.08

INCOME TAX SOCIAL CONTRIBUTION	$(188.64)	$(210.26)	$(218.70)	$(218.99)	$(219.24)	$(219.49)	$(219.75)	$(220.00)	$(220.25)	$(220.51)

NET INCOME FOR THE YEAR	$366.19	$426.90	$464.73	$465.36	$465.89	$466.42	$466.96	$467.49	$468.03	$468.57

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: INCOME STATEMENT PROJECTION	REPORT RJ-177/04 reference date: May 31,2004

FREE CASH FLOW	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
CAD$ Million	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

INS	$447.77	$513.93	$556.51	$561.78	$567.12	$572.49	$577.88	$583.30	$588.75	$594.22

NET INCOME FOR THE YEAR	$366.19	$426.90	$464.73	$465.36	$465.89	$466.42	$466.96	$467.49	$468.03	$468.57
DEPRECIATION	$81.59	$87.03	$91.77	$96.42	$101.23	$106.07	$110.92	$115.81	$120.71	$125.65

OUTS	$(102.03)	$(88.76)	$(87.01)	$(90.08)	$(90.53)	$(90.99)	$(91.45)	$(91.91)	$(92.37)	$(92.83)

FIXED ASSET INVESTMENTS	$(102.03)	$(88.76)	$(87.01)	$(90.08)	$(90.53)	$(90.99)	$(91.45)	$(91.91)	$(92.37)	$(92.83)
FINANCING AMORTIZATION	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

SIMPLE BALANCE	$345.75	$425.17	$469.50	$471.70	$476.59	$481.50	$486.44	$491.40	$496.38	$501.39

WORKING CAPITAL VARIATION	$(60.85)	$10.02	$2.09	$(0.46)	$(0.51)	$(0.51)	$(0.51)	$(0.52)	$(0.52)	$(0.52)

BALANCE FOR THE YEAR	$284.90	$435.19	$471.58	$471.24	$476.08	$480.99	$485.92	$490.88	$495.86	$500.86

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: DISCOUNT RATE	REPORT RJ-177/04 reference date: May 31,2004

DISCOUNT RATE CALCULATION

CAPITAL STRUCTURE

OWN CAPITAL	70%	0.0%
THIRD PARTIES	30%	0.0%
OWN CAPITAL + THIRD PARTIES	100%	0.0%

COST OF NET EQUITY

RISK-FREE RATE (Rf)		3.6%
BETA d		0.68
BETA r		0.88
RISK PREMIUM (Rm - Rf)		5.2%
RISK CANADA		0.0%
Re (=)		8.2%

COST OF INDEBTEDNESS

RISK-FREE RATE (Rf*)		2.8%
SPECIFIC RATE (ALFA)		1.0%
RISK CANADA		0.0%
Rd (=)		3.8%

WACC

COST OF NET EQUITY		8.2%
COST OF INDEBTEDNESS		3.8%
DISCOUNT RATE (=)		6.5%

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: LABATT CANADA VALUE	REPORT RJ-177/04 reference date: May 31,2004

LABATT CANADA VALUE ON MAY 31,2004

growth at perpetuity	0.5%	0.5%	0.5%
discount rate (per annum)	6.0%	6.5%	7.0%

OPERATING CASH FLOW	$3,324	$3,247	$3,163
DISCOUNTED RESIDUAL VALUE	$5,111	$4,503	$3,937

OPERATING VALUE	$8,435	$7,750	$7,100

LABATT INDEBTEDNESS	$ -1,276	$ -1,276	$ -1,276
NON-OPERATING ASSET	$2	$2	$2

LABATT CANADA VALUE (CAD$ Million)	$7,160	$6,476	$5,825

OPERATING VALUE	R$ 19,376	R$ 17,803	R$ 16,309

LABATT INDEBTEDNESS	R$ (2,932)	R$ (2,932)	R$ (2,932)
NON-OPERATING ASSET	R$ 3	R$ 3	R$ 3

LABATT CANADA VALUE (R$ million)	R$ 16,447	R$ 14,875	R$ 13,381

	1 CAD$ = R$ 2.2971 (source: Brazilian Central Bank)

OPERATING VALUE	USD 6,181	USD 5,680	USD 5,203

LABATT INDEBTEDNESS	(USD 935)	(USD 935)	(USD 935)
NON-OPERATING ASSET	USD 1	USD 1	USD 1

LABATT CANADA VALUE (US$ million)	USD 5,247	USD 4,746	USD 4,269

	1 CAD$ = USD 0.7328 (source: Brazilian Central Bank)

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: LABATT HOLDING ApS VALUE	REPORT RJ-177/04 reference date: May 31,2004

LABATT HOLDING VALUE ON JUNE 24, 2004

	CAD$ Million	R$ Million	US$ Million

PERMANENT ASSETS	$6,476	$14,947	$4,809

INVESTMENTS	($901)	($2,079)	($669)
GOODWILL ON INVESTMENTS	$7,376	$17,026	$5,477

NET EQUITY	$6,476	$14,947	$4,809

	1 CAD$ = R$ 2,3082 (source: Brazilian Central Bank)
	1 CAD$ = USD 0.7426 (source: Brazilian Central Bank)

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: LABATT HOLDING VALUE	REPORT RJ-177/04 reference date: May 31,2004

LABATT HOLDING VALUE ON JUNE 24, 2004

	CAD$ Million	R$ Million	US$ Million

PERMANENT ASSETS	$6,476	$14,947	$4,809

INVESTMENTS	$6,476	$14,947	$4,809
GOODWILL ON INVESTMENTS	$0	$0	$0

NET EQUITY	$6,476	$14,947	$4,809

	1 CAD$ = R$ 2.3082 (source: Brazilian Central Bank)
	1 CAD$ = USD 0.7426 (source: Brazilian Central Bank)

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: LABATT HOLDING ApS BALANCE SHEET	REPORT RJ-177/04 reference date: May 31,2004

LABATT HOLDING ApS BALANCE SHEET ON JUNE 24, 2004

R$ thousand

1 - ASSETS	R$ 14,791,104.00

1.1 - CURRENT ASSETS	R$ 64.00

1.2 - PERMANENT ASSETS	R$ 14,791,040.00

1.2.1 - INVESTMENTS	-R$ 2,081,146.00
1.2.2 - GOODWILL ON INVESTMENTS	R$ 16,872,186.00

3 - NET EQUITY	R$ 14,791,104.00

APSIS CONSULTORIA EMPRESARIAL	Annex 1

LABATT HOLDING: LABATT HOLDING BALANCE SHEET	REPORT RJ-177/04 reference date: May 31,2004

LABATT HOLDING ApS BALANCE SHEET ON JUNE 24, 2004

R$ thousand

1 - ASSETS	R$ 14,791,198.00

1.1 - CURRENT ASSETS	R$ 158.00

1.2 - PERMANENT ASSETS	R$ 14,791,040.00

1.2.1 - INVESTMENTS	-R$ 2,081,146.00
1.2.2 - GOODWILL ON INVESTMENTS	R$ 16,872,186.00

3 - NET EQUITY	R$ 14,791,198.00

APSIS CONSULTORIA EMPRESARIAL	Annex 1

(volume % chg vs YAG)

Source: 2001 Multifacts study - Total Canada
*Beer Consumed in past 4 years

Source: BAC Annual Statistical Bulletin 2001

Source: PSI Sales Data

Labatt Corporate Footprint

	VOLUME	CAPACITY UTILIZATION*
New West.	1,230,000	73%
Creston	1,050,000	88%*
Edmonton	1,300,000	77%
London	2,970,000	99%*
Toronto	2,200,000	96%
Montreal	3,900,000	71%
Halifax	1,270,000	86%
St. John's	520,000	38%
TOTAL	**14,440,000**	

* after capital stream

*- Limiting factor is liquid in all plants except Montreal
- Assumptions include Packaging (6 day/3 shifts) and Brewing (7 day/24 hour)

West
Edmonton
New Westminster
Creston
Ontario
Quebec
Atlantic
St. John's
Halifax
Montreal
Toronto & National Office
London

Highlights

Market Share	**43.2%**	**Number of Brands**	**42**
Volume	**9.1 mil. hLs**	**Number of Facilities**	**8**
Employees (FTE's)	**4,000**

Source: PSI-Total Pkg & Draught (Share of Reported Industry)

Source: PSI-Total Pkg & Draught (Share of Reported Industry)
"Primary" vs "Secondary" determined by accumulated brand share over period measured

Combined Financial Statements of

LABATT CANADA

May 31, 2004 and December 31, 2003 and period from January 1, 2004 to May 31, 2004

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Suite 3300 Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Toronto ON M5L 1B2

AUDITORS' REPORT

To the Board of Directors of Labatt Brewing Company Limited

We have audited the combined balance sheets of Labatt Canada as at May 31, 2004 and December 31, 2003 and the related combined statements of operations, parent's deficiency and changes in financial position for the period from January 1 to May 31, 2004. These financial statements are the responsibility of Labatt Canada's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion these combined financial statements present fairly, in all material respects, the financial position of Labatt Canada as at May 31, 2004 and December 31, 2003 and the results of its operations, changes in parent's deficiency and the changes in its financial position for the period from January 1 to May 31, 2004 in conformity with accounting practices adopted in Brazil.

Chartered Accountants

Toronto, Canada

June 22, 2004

LABATT CANADA
Combined Balance Sheets
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003

	2004	2003

Assets
Current assets:
Cash and cash equivalents (note 15)	$ 92,522	$ 53,601
Accounts receivable (note 3)	159,755	176,039
Proceeds receivable from sale of investment	-	38,344
Inventories (note 4)	106,004	94,210
Prepaid expenses	24,015	18,342

	382,296	380,536
Non-current assets:
Deferred income taxes (note 5)	35,247	26,755
Promissory notes receivable	10,078	10,693

	45,325	37,448
Permanent assets:
Investments (note 6)	191,621	252,295
Property, plant and equipment, net (note 7)	532,489	547,916
Deferred charges	2,175	2,547

	726,285	802,758

	$ 1,153,906	$ 1,220,742

Liabilities and Parent's Deficiency
Current liabilities:
Accounts payable and accrued charges (note 15)	$ 166,974	$ 155,403
Deposit liability for returnable containers	34,625	35,411
Income taxes payable	149,099	97,512
Excise and sales taxes payable	65,793	86,186
Dividend payable to shareholder	50,000	-
Current portion of loans and financing (note 8)	48,302	53,180
Current portion of loans payable to affiliates (note 10)	-	78,253

	514,793	505,945
Non-current liabilities:
Loans and financing (note 8)	1,276,351	388,957
Pension plans and other post-retirement plans (note 9)	263,262	259,012
Loans payable to affiliates (note 10)	-	753,100

	1,539,613	1,401,069
Parent's deficiency	(900,500)	(686,272)

	$ 1,153,906	$ 1,220,742

See accompanying notes to combined financial statements.

On behalf of the Board of Labatt Brewing Company Limited:

_______________________________________
Craig C. Thorburn, Director

LABATT CANADA
Combined Statement of Operations
(In thousands of Canadian dollars)

Period from January 1,2004 to May 31,2004

Revenues:
Sales of goods	$ 964,370

Deductions:
Excise and sales taxes	(203,968)
Returns and discounts	(26,382)

(230,350)

Net revenues	734,020

Cost of goods sold, including depreciation of $35,363	(443,243)

Gross profit	290,777

Operating income (expenses):
Selling	(121,677)
Administration	(55,726)
Other depreciation and amortization	(5,378)
Amortization of goodwill	(61,251)
Equity in income of associated companies	577
Financial expenses, net (note 12)	(207,802)

(451,257)

Loss before income taxes	(160,480)

Income tax recovery (expense) (note 5):
Current	(30,452)
Deferred	8,492

(21,960)

Loss for the period	$ (182,440)

See accompanying notes to combined financial statements.

LABATT CANADA
Combined Statement of Parent's Deficiency
(In thousands of Canadian dollars)

Period from January 1, 2004 to May 31, 2004

Parent's deficiency, beginning of period	$ (686,272)

Loss for the period	(182,440)

Net distribution to parent, including accrued dividend (note 17)	(31,788)

Parent's deficiency, end of period	$ (900,500)

See accompanying notes to combined financial statements.

LABATT CANADA
Combined Statement of Changes in Financial Position
(In thousands of Canadian dollars)

Period from January 1, 2004 to May 31, 2004

Sources of funds:

From third parties:
Increase in long-term loans and financing	$ 887,394
Decrease in promissory notes receivable	1,411

Total funds provided	888,805

Use of funds:

In operations:
Loss for the period	182,440
Items not affecting working capital:
Depreciation and amortization	(42,888)
Amortization of goodwill	(61,251)
Equity in income of associated companies	577
Employee future benefit expense	(20,398)
Deferred income taxes	8,492
Foreign exchange loss on long-term debt	(12,381)
Foreign exchange gain on cross currency swap	12,381

66,972

Net distribution to parent	31 ,788
Repayment of loans payable to affiliates	753,100

784,888

To third parties:
Property, plant and equipment	27,089
Increase in promissory notes receivable	796
Funding of long-term liabilities	16,148

44,033

Total use of funds	895,893

Decrease in working capital (note 13)	$ (7,088)

Changes in working capital:
Current assets:
At the end of the period	$ 382,296
At the beginning of period	380,536

1,760

Current liabilities:
At the beginning of period	505,945
At the end of the period	514,793

(8,848)

Decrease in working capital (note 13)	$ (7,088)

See accompanying notes to combined financial statements.

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

1. Basis of presentation and description of operations:

These combined financial statements were prepared in accordance with practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission ("Brazilian GAAP") and were prepared taking the combined financial statements under Canadian generally accepted accounting principles ("Canadian GAAP") into consideration and the following adjustments were considered in the conversion from Canadian to Brazilian GAAP, as at May 31,2004.

		Parent's
	Loss for the	investment
	period	(deficiency)

Canadian GAAP	$ (120,662)	$ 349,487
Employee future benefits (a)	(1,122)	(76,827)
Goodwill (b)	(60,916)	(1,154,640)
Deferred income tax (c)	260	31 ,480
Accrued dividend (d)	-	(50,000)

Brazilian GAAP	$ (182,440)	$ (900,500)

(a) For Brazilian GAAP purposes, Labatt Canada adopted accrual accounting for employee future benefits effective December 31, 2001 and elected to record the net transitional obligation as a direct charge to parent's deficiency.

(b) For Brazilian GAAP purposes, Labatt Canada is required to amortize goodwill attributable to future earnings on a straight-line basis over a 10-year period.

(c) Deferred income tax reflects the deferred tax adjustments in relation to the above differences.

(d) For Brazilian GAAP purposes, the dividend declared and paid on June 22, 2004 was accrued as at May 31, 2004.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

1. Basis of presentation and description of operations (continued):

Principles of combination:

Companhia de Bebidas das Americas - AmBev ("AmBev") and Interbrew S.A. ("Interbrew") are proposing to enter into a combination transaction between the two companies (the "Combination Transaction"). As part of the Combination Transaction, Labatt Brewing Canada Holding Ltd. ("Labatt Holding") will be merged into AmBev by means of an incorporação as defined in Article 227 of Law No. 6,404 of December 15, 1976 of the Federative Republic of Brazil (the "Merger Transaction"). At the time of the incorporação, Labatt Holding's only significant asset will be substantially all of the capital stock of the entity that holds 100% of the capital stock of Labatt Brewing Company Limited ("Labatt"). These combined financial statements have been prepared in connection with the proposed Merger Transaction.

In connection with the Merger Transaction, Labatt completed a series of transactions in May 2004 (the "Labatt Reorganization"). As a result of these transactions Labatt now primarily consists of a wholly owned Canadian brewing operation ("Labatt Canada"). The transactions completed by Labatt included the sale by Labatt's wholly owned European holding company of controlling interests in various foreign operating subsidiaries, the winding up of that European holding company, the transfer to an Interbrew subsidiary of various inactive Canadian and U.S. subsidiaries as well as a corporation holding a 50% interest in a Latin American brewing company, and the transfer to another Interbrew subsidiary of a 100% interest in Labatt Holdings, Inc., which in turn owns a 70% interest in a U.S. brewing operation ("Labatt U.S.A."), and a 30% interest in FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), a Mexican brewing company. FEMSA Cerveza indirectly owns the remaining 30% interest in Labatt U.S.A. In addition, certain intercompany indebtedness payable by Labatt to an Interbrew subsidiary was repaid and certain indebtedness owing by subsidiaries of Labatt that were transferred to subsidiaries of Interbrew was capitalized in advance of the transfers.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

1. Basis of presentation and description of operations (continued):

These combined financial statements have been prepared considering identification and presentation of assets, liabilities, revenues and expenses exclusively related to the operations conducted in Canada by Labatt (carve out basis) and aim to present for the purpose of the Merger Transaction the historic combined financial position and operating results of Labatt Canada that will, subject to shareholder and regulatory approvals, be acquired indirectly by AmBev. The May 31, 2004 balance sheet of Labatt Canada reflects the remaining assets and liabilities of Labatt after the Labatt Reorganization. The December 31, 2003 combined balance sheet and the combined statements of operations and changes in financial position for the five month period ended May 31, 2004 exclude the historic financial position and operating results of the businesses transferred pursuant to the restructuring described above, the indebtedness directly related to those businesses, the indebtedness owing to Labatt that was capitalized, and related interest income and expense prior to the completion of the Labatt Reorganization. All assets and liabilities of Labatt Canada have been recorded in the combined balance sheets at Labatt's book values. Parent's deficiency represents Labatt's net investment in Labatt Canada.

Labatt is a privately held company incorporated under the laws of Canada. Labatt Canada is the second largest brewer in Canada and produces, distributes and sells beer in Canada and exports beer to the United States and other countries. Labatt Canada has licensing agreements with Anheuser-Busch Companies, Inc. for the production and sale of Budweiser beers in Canada and agreements to distribute certain Interbrew and third party beers in Canada.

Associated companies over which Labatt Canada does not have control are as follows:

Ownership

Brewers Retail Inc.	44%
Brewers' Distributor Limited	53%
Guiness Canada Limited	49%

The performance of the beer industry in Canada is highly seasonal, with high volumes sold during the summer season, and low volumes sold during the first five months of the year. In addition, the results for the period have been impacted by certain charges resulting from the reorganization (note 12). As a result, the statement of operations for the period ended May 31, 2004 is not indicative of the results obtained on a full year basis.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

2. Significant accounting policies:

(a) Statement of operations:

Income and expenses are recognized on the accrual basis.

Revenue from the sale of products is recognized when title passes and risks and rewards of ownership have been transferred to the buyer, which is generally at the time goods are shipped.

(b) Accounting estimates:

The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, deferred income taxes, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' future benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. Labatt Canada reviews the estimates and assumptions at least once a year.

(c) Foreign currency translation:

Foreign currency denominated transactions are recorded at the domestic equivalent at the date of the transaction and foreign currency denominated monetary assets and liabilities are revalued to period end exchange rates. Exchange gains and losses are included in earnings.

(d) Current assets:

(i) Cash and cash equivalents:

Cash and cash equivalents (short-term investments) include highly liquid investments with a maturity of less than three months at the date of acquisition. Short-term investments are recorded at cost plus income accrued up to the balance sheet date, which does not exceed market value.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

2. Significant accounting policies (continued):

(ii) Provision for doubtful accounts:

The provision for doubtful accounts was calculated at an amount considered adequate to cover losses arising on collection of accounts receivable.

(iii) Prepaid expenses:

Expenses related to future periods are deferred and amortized over the relevant period. Advertising production costs are accumulated as prepaid expenses and expensed the first time the advertisement is shown and advertising media costs are expensed as incurred.

(iv) Inventories:

Inventories are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. The cost of inventories includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(e) Permanent assets:

(i) Investments:

Investments in associated companies are accounted for using the equity method.

(ii) Goodwill:

Goodwill recorded on the acquisition of a business is computed as the difference between the purchase consideration and the underlying book value of the net asset acquired. The balance of goodwill calculated in the acquisitions of corporate investments is based on the expectation of future profitability of the acquired operations and in the fair value of the assets. Amortization of goodwill is recorded on a straight-line basis over a period which does not exceed ten years. The amortization of goodwill arising from the fair value of the assets is amortized in line with the useful lives of those assets.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

2. Significant accounting policies (continued):

(iii) Property, plant and equipment:

Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges).

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at annual rates of 5% for buildings, 10% for machinery and equipment and 20% for returnable containers. Deposits received on returnable containers are recorded as a liability based on managements' best estimate of returns.

Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul costs, are capitalized. Other subsequent expenditure is capitalized only when it increases the future economic benefits of the item of property, plant and equipment. All other expenditure is recognized in the income statement as an expense as incurred.

Sales and distribution rights are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

(iv) Deferred charges:

Deferred charges are recorded at purchase and formation cost, less accumulated amortization, which is calculated on a straight-line basis at rates that consider the useful life of the intangible assets. Deferred charges are recognized only when there is an increase in the economic benefits related to those assets.

Costs incurred in connection with the senior credit facility have been deferred and are being amortized on a straight-line basis over the term of the facility, of three or ten years.

(f) Pension plan and benefits to employees:

Labatt Canada adopted accrual accounting for employee future benefits effective December 31, 2001 and elected to record the net transitional obligation as a direct charge to parent's deficiency.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

2. Significant accounting policies (continued):

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, future cost trends and retirement ages of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising after December 31, 2001 are recognized as an expense over the average period until the benefits become vested, unless they are already vested, in which case they are recognized as an expense immediately. The excess of the net actuarial gain (loss) arising after December 31, 2001 over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized commencing in the following year over the average remaining service life of active employees.

(g) Income taxes:

Labatt Canada uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets represent the probable amount to be recovered. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.

The deferred tax assets resulting from temporary differences were recorded considering past profitability and expectations of future taxable income.

(h) Derivative financial instruments:

Derivative financial instruments are used by Labatt Canada in the management of its foreign currency and interest rate exposures.

Labatt Canada's interest rate swap agreements, forward rate agreements and interest rate collars are designated as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under these instruments.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

2. Significant accounting policies (continued):

Labatt Canada's forward foreign exchange contracts are designated as hedges of anticipated transactions. Gains and losses on these instruments are recorded as an adjustment of the hedged transaction.

Derivative financial instruments are recorded at cost, which is typically nominal, subject to the following adjustments. Accruals are recorded for the net receivable or payable attributable to net settlements under interest rate hedging instruments. The recorded value of the cross currency swap is adjusted to reflect an asset or liability representing the value of the foreign exchange component of the cross currency swap.

(i) Stock-based compensation:

Certain employees of Labatt Canada participate in Interbrew's employee stock option plan. The options are granted at market prices and accordingly no compensation cost is recognized in accordance with the intrinsic value based method.

(j) Provisions:

A provision is recognized in the balance sheet when Labatt Canada has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

3. Accounts receivable:

	May 31, 2004	December 31, 2003

Domestic customers	$ 86,186	$ 122,156
Associated companies (note 15)	46,403	42,356
Affiliates (note 15)	28,532	13,835

	161,121	178,347

Allowance for doubtful accounts	(1,366)	(2,308)

	$ 159,755	$ 176,039

Effective December 19, 2002, Labatt Canada entered into a revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of $90,000. Labatt Canada retains servicing responsibilities for the accounts receivable sold. As at May 31, 2004, Labatt Canada had sold $77,832 (2003 - $72,143) of receivables for $70,400 (2003 - $64,100) net cash proceeds, a retained interest with an estimated fair value of $7,309 (2003 - $7,877) and a resulting loss on sale of $123 (2003 - $166). As Labatt transferred substantially all the risks in this transaction it derecognized the receivable

4. Inventories:

	May 31, 2004	December 31, 2003

Finished goods	$ 53,709	$ 44,775
Work in process	10,997	11,970
Raw materials and supplies	41,298	37,465

	$ 106,004	$ 94,210

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

5. Deferred income taxes:

The significant temporary differences which resulted in deferred tax assets and liabilities are:

	May 31, 2004	December 31, 2003

Non-current deferred tax assets:
Pension plans and other post-retirement plans	$ 76,640	$ 75,103
Other	4,487	2,686

	81,127	77,789
Non-current deferred tax liabilities:
Property, plant and equipment - accelerated depreciation	(43,996)	(49,499)
Other	(1,884)	(1,535)

	(45,880)	(51,034)

	$ 35,247	$ 26,755

Considering the past history of profitable operation and expectation of continuing profits from the normal course of operations, management believe the tax credits will be offset in the future.

The reconciliation between the tax expense as calculated by the combined statutory rates and the income tax expense charged to net earnings is as follows

	Amount	Percentage

Loss before income taxes	$ (160,480)

Income tax expense at combined statutory rate
(after manufacturing and processing deduction)	$ (53,279)	33.2%
Adjustments to derive effective income tax expense:
Non-deductible goodwill amortization	20,220	(12.6)%
Expenses not tax effected	55,019	(34.2)%

Income tax expense	$ 21,960	(13.6)%

The tax authorities may challenge certain tax filing positions taken by Labatt Canada. Management has provided for its best estimates of tax obligations under legislation; however, the ultimate outcome may change by a material amount.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

6. Investments:

	May 31, 2004	December 31, 2003

Investments in associated companies	$ 1,507	$ 930
Goodwill based on:
Fixed asset fair value excess	182,204	182,204
Future profitability	1,470,019	1,470,019
Accumulated amortization	(1,462,109)	(1,400,858)

	$ 191,621	$ 252,295

Goodwill relates primarily to the acquisition of Labatt by Interbrew in July 1995 through a subsidiary which was amalgamated with Labatt.

7. Property, plant and equipment:

May 31,2004	Annual depreciation rate	Cost	Accumulated/ depreciation	Net book value

Land	–	$ 13,150	$ –	$ 13,150
Buildings	5%	171,392	87,300	84,092
Machinery and equipment	10%	966,239	577,598	388,641
Returnable containers, including
containers with customers	20%	83,838	40,758	43,080
Sales and distribution rights	22%	5,816	2,290	3,526

		$ 1,240,435	$ 707,946	$ 532,489

December 31, 2003	Annual depreciation rate	Cost	Accumulated depreciation	Net book value

Land	–	$ 14,279	$ –	$ 14,279
Buildings	5%	185,736	82,274	103,462
Machinery and equipment	10%	926,731	547,207	379,524
Returnable containers, including containers with customers	20%	82,639	36,587	46,052
Sales and distribution rights	22%	12,291	7,692	4,599

		$ 1,221,676	$ 673,760	$ 547,916

On June 1, 2002, Labatt Canada acquired the Beck's sales and distribution rights in Canada from Sleeman Breweries Ltd. for $5,816. The asset is being amortized over the life of the contract ending December 31, 2006.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

8. Loans and financing:

			May 31, 2004	December 31, 2003

	Principal	Accrued interest	Total	Total

Senior credit facility:
Canadian dollar term loans (a)	$ 150,000	$ (231)	$ 149,769	$ 149,275
Canadian dollar revolving loans (a)	187,394	(725)	186,669	-
Canadian dollar term loans (b)	700,000	(4,169)	695,831	-
Senior Notes (c):
Series A	220,608	664	221,272	209,714
Series B	50,000	329	50,329	50,581
Cross currency swap (d)	15,507	1,258	16,765	28,549
Other financing	4,018	-	4,018	4,018

	1,327,527	(2,874)	1,324,653	442,137

Less current portion	51,176	(2,874)	48,302	53,180

	$ 1,276,351	$ -	$ 1,276,351	$ 388,957

(a) Effective December 12, 2002, Labatt Canada entered into a $600,000 senior credit facility with a consortium of banks. The senior credit facility provides for both term and revolving facilities. The term facility is repayable in scheduled semi-annual instalments and has a final maturity date of December 12, 2005. The revolving facility provides for maximum borrowings of $300,000 and has a maturity date of December 12, 2005. The June 2004 instalment was prepaid on December 12, 2003.

Borrowings under both facilities bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.95% per annum for the revolving facility and 0.90% per annum for the term facility. As at May 31,2004, the average bankers' acceptance rate on the debt was 2.098% (2003 - 2.8%) per annum and the applicable margin was 0.45% (2003 - 0.45%) per annum.

(b) Effective May 25, 2004, Labatt Canada entered into a $700,000 senior credit term facility with a consortium of banks. This facility is repayable at its maturity date of December 12, 2005.

Borrowings under the facility bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.9% per annum. As at May 31, 2004, the average bankers' acceptance on the debt was 2.125% per annum and the applicable margin was 0.55% per annum.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

8. Loans and financing (continued):

(c) Effective July 23, 1998, Labatt Canada entered into an agreement to borrow U.S. $162,000 Series A Senior Notes and Cdn. $50,000 Series B Senior Notes (the "Notes") from a group of institutional investors. The Notes have fixed interest rates of 6.56% per annum on the U.S. dollar portion and 6.07% per annum on the Canadian dollar portion and are repayable on July 23, 2008.

(d) Effective July 23, 1998, Labatt Canada entered into cross currency swap agreements which effectively convert the U.S. $162,000 denominated fixed rate Notes into Cdn. $236,115 floating rate debt, which bears interest at the three-month bankers' acceptance rate plus 0.56% per annum. These agreements expire on July 23, 2008. The fair value of the cross currency swaps as at May 31, 2004 is $2,821 (2003 - ($2,157)), representing a financial benefit (obligation) for Labatt Canada. The cross currency swap has been recorded as a liability of $15,507 (2003 - $27,888), representing the value of the foreign exchange component of the cross currency swap.

As at May 31, 2004, Labatt Canada had entered into interest rate swap agreements which effectively convert Cdn. $210,000 of floating rate debt to fixed rate debt at interest rates ranging from 3.88% to 5.53% per annum. These agreements have expiry dates ranging from June 30, 2004 to July 23, 2008. The fair value of these interest rate swaps as at May 31, 2004 is ($7,597) (2003 - ($8,901 )), representing a financial obligation for Labatt Canada.

As at May 31, 2004, Labatt Canada had entered into an agreement which has the effect of limiting the interest rate on $25,000 floating rate debt to a range between 4.60% and 6.00% per annum. This agreement has an expiry date of January 31, 2006. The fair value of this agreement on May 31, 2004 was ($696) (2003 - ($867)), representing a financial obligation for Labatt Canada.

The above fair values are based on investment dealer quotes or quotes from Labatt Canada's banker. The fair value of these instruments generally reflects the estimated amounts that Labatt Canada would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealizable gains or losses on open contracts.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

8. Loans and financing (continued):

The above agreements expose Labatt Canada to credit risk since there is a risk of counterparty default. Credit risk is monitored and minimized by dealing only with a diverse group of highly rated counterparties. In addition, Labatt Canada enters into master netting agreements with its counterparties to enable it to settle derivative financial assets and liabilities with the counterparty on a net basis in the event that the counterparty defaults.

(e) Principal repayments together with accrued interest on the loans and financing due within the next five years ending May 31 are as follows:

2005	$48,302
2006	988,748
2007	1,488
2008	-
2009	286,115

$1,324,653

9. Pension plans and other post-retirement plans:

May 31,2004	Pension plans	Other post- retirement plans	Total

Projected benefit obligation	$905,922	$99,582	$1,005,504
Plan assets	(683,011)	-	(683,011)

Plan deficit	222,911	99,582	322,493

Unamortized actuarial adjustments	(110,448)	(22,107)	(132,555)

Net liability	$112,463	$ 77 475	189,938

Other benefit plans			119

Labatt Canada plans (a)			190,057

Distribution affiliates' plans (b)			73,205

			$263,262

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

9. Pension plans and other post-retirement plans (continued):

December 31,2003	Pension plans	Other post - retirement plans	Total

Projected benefit obligation	$912,160	$101,314	$1,013,474
Plan assets	(674,492)	-	(674,492)

Plan deficit	237,668	101,314	338,982

Unamortized actuarial adjustments	(134,548)	(25,603)	(160,151)

Net liability	$103,120	$75,711	178,831

Other benefit plans			123

Labatt Canada plans (a)			178,954

Distribution affiliates' plans (b)			80,058

			$259,012

(a) Labatt Canada has retirement programs which provide pension and other post-retirement benefits based on employee years of service and, in some instances, employee earnings.

Included in the above projected benefit obligations are the following amounts in respect of pension plans that are not fully funded:

	May 31, 2004	December 31, 2003

Projected benefit obligation	$ 905,922	$ 912,160
Fair value of plan assets	683,011	674,492

	$ 222,911	$ 237,668

The net expense for Labatt Canada's benefit plans is as follows:

	Pension plans	Other post retirement plans

Defined benefit plans	$ 12,577	$ 4,016
Defined contribution plans	1,330	-

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

9. Pension plans and other post-retirement plans (continued):

Labatt Canada use actuarial reports prepared by independent actuaries for funding and accounting purposes. The significant actuarial assumptions adopted in measuring Labatt Canada's accrued benefit obligations are as follows:

	May 31, 2004		December 31, 2003

	Pension plans	Other post- retirement plans	Pension plans	Other post- retirement plans

Weighted average assumptions per annum:
Discount rate	6.25%	6.25%	6.00%	6.00%
Expected long-term rate of return on plan assets	8.00%	-	8.00%	-
Rate of compensation increase	3.00%	4.00%	3.00%	4.00%

For measurement purposes, a weighted average rate of 8.5% per annum increase in the per capita cost of covered health care benefits for the year was assumed for 2004. The rate was assumed to decrease gradually to a weighted average rate of 5% per annum in 2013.

Other information about Labatt Canada's defined benefit plans are as follows:

	May 31,2004

	Pension plans	Other post- retirement plans

Employer contributions	$ 6,753	$ 1,427
Employees' contributions	767	-
Benefits paid	21,027	1,427

(b) The obligation under the distribution affiliates' plans represents Labatt Canada's pro rata share of obligations under such plans that will be funded by Labatt Canada through future service charge allocations from these affiliates. The net expense for these plans is $3,805 and the employer contributions were $4,312.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

10. Loans payable to affiliates:

	May 31, 2004	December 31, 2003

Loans - U.S. LIBOR plus 1.34% per annum (2003 - U.S. $22,000), including accrued interest (a)	$ -	$ 28,446
Subordinated debt - 8.5% per annum (b), including accrued interest	-	802,907

	-	831 ,353

Less current portion	-	78,253

	$ -	$ 753,100

(a) Labatt Canada had a loan payable to a subsidiary of Interbrew related to an investment which was repaid in January 2004.

(b) In March 2001, Labatt Canada borrowed $753,100 from Interbrew International B.V. ("IIBV"), bearing interest at 8.5% and repayable on March 23, 2011. On February 5, 2002, IIBV assigned the debt to one of its wholly owned subsidiaries, Brandbrew SA ("Brandbrew"). The terms and conditions remain unchanged. The debt was repaid on May 25, 2004.

11. Commitments and contingencies:

Labatt Canada has entered into operating leases for facilities and equipment, substantially all of which will be discharged within 10 years. Future annual fixed rental payments for the next five years ended May 31, and thereafter are as follows:

2005	$12,924
2006	10,072
2007	6,719
2008	4,046
2009	3,585
Thereafter	3,446

$40,792

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

11. Commitments and contingencies (continued):

Various claims and legal proceedings have been asserted or instituted against Labatt Canada, some of which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable.

It is possible that the final resolution of some of these matters may require Labatt Canada to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

Labatt Canada has entered into a shareholder support agreement in connection with the financing of one of the provincial distribution companies. In the event that the distribution company determines it will be unable to meet its payment obligations on the debt, Labatt Canada may be required to accelerate the payment of service fees for future services, or to defer payment for amounts owed with respect to previous sales. In the event of a payment default, Labatt Canada may be required to repurchase any inventory held by the distribution company that was purchased from Labatt Canada. Labatt Canada is only contingently liable for its proportionate share of the $200,000 facility.

Labatt Canada has provided letters of credit to satisfy certain obligations related to suppliers and executive mortgages amounting to $6,403 (2003 - $5,903).

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

12. Financial expenses, net:

Interest and other financial items consist of the following:

Financial income:
Gain on foreign exchange component of cross currency swap (note 8(d))	$ 12,381
Financial income on short-term investments	463
Other unrealized foreign exchange gains	1,028
Financial expenses:
Foreign exchange loss on U.S. dollar debt (note 8(d))	(12,381)
Interest expense on loans and financing (note 8)	(9,924)
Interest expense on loans payable to affiliates (note 10)	(25,262)
Amortization of deferred financing costs	(372)
Interest on tax assessments	(5,109)
Other	(810)
Prepayment of interest on repayment of loans payable to affiliates (a)	(167,816)

$ (207,802)

(a) In connection with the restructuring described in note 1, Labatt Canada was required to pay a make whole amount consisting of the prepayment of the interest rate differential, in relation to the subordinated debt payable to affiliates (note 10(b)).

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

13. Combined statement of changes in financial position:

The change in working capital consists of the following:

Increase (decrease) in current assets:
Cash and cash equivalents	$ 38,921
Accounts receivable	(16,284)
Proceeds receivable from sale of investment	(38,344)
Inventories	11 ,794
Prepaid expenses	5,673

1,760

Decrease (increase) in current liabilities:
Accounts payable and accrued charges	(11,571)
Deposit liability for refundable containers	786
Income taxes payable	(51,587)
Excise and sales taxes payable	20,393
Dividend payable to shareholder	(50,000)
Current portion of loans payable to affiliates	78,253
Current portion of loans and financing	4,878

(8,848)

$ (7,088)

14. Financial instruments:

In addition to the cross currency swap, interest rate swap and forward rate agreements described in note 8(d), Labatt Canada uses forward foreign exchange contracts to hedge the foreign exchange risk of foreign purchases and receipts. The related purchase or receipt is recorded at the forward exchange rate. As at May 31, 2004, Labatt Canada had contracts outstanding to sell 139,277 Mexican pesos for U.S. $12,234 at various dates from June 10, 2004 to October 12, 2004. The fair value of these forward foreign exchange contracts is $203, representing a financial benefit to Labatt Canada. Labatt Canada has also entered into forward foreign exchange contracts with Brandbrew to purchase €16,500 for Cdn. $26,553; £660 for Cdn. $1,484 and U.S. $30,800 for Cdn. $42,179 at various dates from June 21, 2004 to May 20, 2005. The fair value of these contracts is $942 representing a financial benefit to Labatt Canada.

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

14. Financial instruments (continued):

The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges and deposit liability for returnable containers, approximates carrying value due to the short term to maturity of these instruments. The fair value of the senior credit facility approximates carrying value as the loans bear market rates of interest. The fair values of other financial liabilities are as follows:

	Book Value	Fair value

Series A Senior Notes	$ 221,272	239,197
Series B Senior Notes	50,329	55,266

The fair value of these long-term liabilities has been estimated as the present value of contractual payments discounted using current market rates of interest available to Labatt Canada for similar debt instruments.

15. Related party transactions:

	Affiliates				Associated companies		Parent

May 31, 2004	Labatt U.S.A.	Interbrew brewing subsidiaries	Interbrew financing subsidiary	FEMSA Cerveza	Brewers Retail Inc.	Brewer Distri- butor Limited	Interbrew N.V.	Combined

Assets:

Accounts receivable from affiliates	$26,238	$1,069	$ -	$1,225	$ -	$ -	$ -	$28,532
Accounts receivable from associated company	-	-	-	-	13,366	33,037	-	46,403

Liabilities:
Accounts payable and accrued charges	-	5,364	-	-	755	923	-	7,042
Dividend payable to shareholder	-	-	-	-	-	-	50,000	50,000
Statement of operations:
Income from products and services	46,741	1,353	-	6,115	-	-	-	54,209
Cost of products sold and services provided	-	9,904	-	-	50,666	18,685	9,130	88,385
Interest and other financial items, net	-	-	193,078	-	-	-	-	193,078

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

15. Related party transactions (continued):

	Affiliates				Associated companies			Parent

December 31, 2003	Labatt U.S.A.	Interbrew brewing subsidiaries	Interbrew financing subsidiary	FEMSA Cerveza	Brewers Retail Inc.	Brewers' Distri- butor Limited	Interbrew NV.	Combined

Assets:
Cash, interest-bearing advance	$ -	$ -	$ 726	$ -	$ -	$ -	$ -	$ 726
Accounts receivable from affiliates	11,698	-	686	1,224	-	-	227	13,835
Accounts receivable from associated companies	-	-	-	-	24,203	18,153	-	42,356

Liabilities:
Accounts payable and accrued charges	257	5,226	49,875	-	1,313	1,522	4,514	62,707
Loans payable to affiliates	-	-	831,353	-	-	-	-	831,353

The main balances of assets and liabilities as well as the transactions, which influenced the income of the period result from transactions between the Company and its affiliates and associated companies, which were performed under normal market conditions for similar types of operations.

16. Insurance coverage:

Labatt Canada has insurance policies taken out with the main insurance companies in Canada, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk covered

Inventories and stores	Fire, theft	$97,285
Buildings and contents (owned)	Fire	$2,500,000
Buildings and contents (third parties)	Fire	$2,500,000
Vehicles	Auto liability	$200,000
Civil liability		$200,000
Transportation of materials	Robbery and burglary and marine cargo	$110,000

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

17. Subsequent event:

On June 22, 2004, Labatt declared and paid a dividend of $50,000. The dividend has been accrued as at May 31, 2004.

Financial Statements of

LABATT HOLDING ApS

Period from June 23, 2004 to June 24, 2004

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Suite 3300 Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Toronto ON M5L 1 B2

AUDITORS' REPORT

To the Board of Directors of Labatt Holding ApS

We have audited the balance sheet of Labatt Holding ApS and the consolidated balance sheet of the Company and its subsidiary as at June 24, 2004 and the related statements of income, changes in shareholders' equity and changes in financial position for the period from June 23 to June 24, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Labatt Holding ApS and the consolidated financial position of the Company and it subsidiary as at June 24, 2004 and the results of its operations, changes in shareholders' equity and the changes in its financial position for the period from June 23 to June 24, 2004 in conformity with accounting practices adopted in Brazil.

Chartered Accountants

Toronto, Canada

June 25, 2004

LABATT HOLDING ApS
Balance Sheets
(In thousands of Brazilian Reais)

June 24, 2004

	Parent company	Consolidated

Assets
Current assets:
Cash and cash equivalents	64	213,892
Accounts receivable (note 3)	-	369,210
Inventories (note 4)	-	244,986
Prepaid expenses	-	55,501

	64	883,589
Non-current assets:
Deferred income taxes (note 5)	-	81 ,460
Promissory notes receivable	-	23,291

	-	104,751
Permanent assets:
Investment in Labatt Brewing Company Limited (note 1)	14,791,040	-
Investments (note 6)	-	17,315,041
Property, plant and equipment, net (note 7)	-	1,230,634
Deferred charges	-	5,027

	14,791 ,040	18,550,702

	14,791,104	19,539,042

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued charges (note 12)	-	385,894
Deposit liability for returnable containers	-	80,022
Income taxes payable	-	344,583
Excise and sales taxes payable	-	152,054
Dividend payable to Interbrew International BY	-	115,555
Current portion of loans and financing (note 8)	-	111 ,631

	-	1,189,739
Non-current liabilities:
Loans and financing (note 8)	-	2,949,775
Pension plans and post-retirement plans (note 9)	-	608,424

	-	3,558,199
Shareholders' equity:
Share capital (note 14)	3,804,597	3,804,597
Share premium (note 14)	10,986,507	10,986,507
Retained earnings	-	-

	14,791,104	14,791,104

	14,791,104	19,539,042

See accompanying notes to financial statements.

On behalf of the Board, by its proxy,

_______________________________________
Craig C. Thorburn

1

LABATT HOLDING ApS
Statements of Income
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

	Parent company	Consolidated

Revenue - sales of goods	-	-
Cost of goods sold and operating expenses	-	-

Earnings before income taxes	-	-
Income taxes	-	-

Net earnings	-	-

See accompanying notes to financial statements.

2

LABATT HOLDING ApS
Statements of Changes in Shareholder's Equity
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

	Share	Share	Retained
	capital	premium	earnings	Total

Initial capitalization	64	-	-	64
Contribution of Labatt (note 1)	3,804,533	10,986,507	-	14,791,040
Net earnings	-	-	-	-

Shareholders' equity, end of period	3,804,597	10,986,507	-	14,791,104

See accompanying notes to financial statements.

3

LABATT HOLDING ApS
Statements of Changes in Financial Position
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

	Parent
	company	Consolidated

Sources of funds:
From stockholders:
Initial capitalization	64	64
From operations:
Net earnings	-	-

	64	64
Working capital acquired (note 1)	-	(306,214)

Increase (decrease) in working capital	64	(306,150)

Changes in working capital:
Current assets:
At the end of the period	64	883,589
Current liabilities:
At the end of the period	-	(1,189,739)

Increase (decrease) in working capital	64	(306,150)

See accompanying notes to financial statements.

4

LABATT HOLDING ApS
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

1. Basis of presentation and description of operations:

These financial statements have been prepared in accordance with practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission ("Brazilian GAAP").

Principles of consolidation:

Companhia de Bebidas das Americas - AmBev ("AmBev") and Interbrew SA ("Interbrew") are proposing to enter into a combination transaction between the two companies (the "Combination Transaction"). As part of the Combination Transaction, Labatt Brewing Canada Holding Ltd. ("Labatt Holding") will be merged into AmBev by means of an incorporagao as defined in Article 227 of Law No. 6,404 of December 15, 1976 of the Federative Republic of Brazil (the "Merger Transaction"). At the time of the incorporagao, Labatt Holding's only significant asset will be substantially all of the capital stock of Labatt Holding ApS (the "Company"). The Company's only significant asset will be a 100% interest in the capital stock of Labatt Brewing Company Limited ("Labatt"). These financial statements have been prepared as at and for the period ended June 24, 2004 for presentation to the AmBev shareholders in connection with the proposed Merger Transaction.

In connection with the Merger Transaction, Labatt completed a series of transactions in May 2004. As a result of these transactions, Labatt now primarily consists of a wholly owned Canadian brewing operation ("Labatt Canada"). On June 23, 2004, Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of Interbrew, transferred its 100% interest in the capital stock of Labatt to the Company for consideration consisting of 1,000,000,000 shares of the Company. The value ascribed to the Company's investment in Labatt and to the shares issued as consideration is R$ 14,791,040 (Cdn. $6.4 billion), representing the fair value of the 100% interest in Labatt as negotiated between Interbrew and AmBev. The excess of the purchase consideration over the underlying book value of net liabilities of Labatt in accordance with Brazilian GAAP of R$ 2,081,146 (Cdn. $900.5 million) has been recorded as goodwill of R$ 16,872,186. At June 24, 2004, the allocation of this goodwill between fixed asset fair value excess and goodwill attributable to expected future profitability has not been completed. Such an allocation will be completed by AmBev after the completion of the Combination Transaction.

5

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

1. Basis of presentation and description of operations (continued):

The Company, which had no material operations prior to June 23, 2004, is a holding company incorporated under the laws of Denmark. Labatt is a privately held company incorporated under the laws of Canada. Labatt is the second largest brewer in Canada which produces, distributes and sells beer in Canada and exports beer to the United States and other countries. Labatt has licensing agreements with Anheuser-Busch Companies, Inc. for the production and sale of Budweiser beers in Canada and agreements to distribute certain Interbrew and third party beers in Canada.

Associated companies over which Labatt Canada does not have control are as follows:

Ownership

Brewers Retail Inc.	44%
Brewers' Distributor Limited	53%
Guiness Canada Limited	49%

The Company's financial statements consolidate the investment in Labatt based on amounts reported in Labatt Canada's May 31, 2004 audited combined balance sheet that was prepared in connection with the proposed Merger Transaction. Accordingly, the Company's consolidated statements of income and changes in financial position for the period from June 23, 2004 to June 24, 2004 do not include any amounts related to Labatt. On June 22, 2004, Labatt declared and paid a dividend of Cdn. $50 million to IIBV.

6

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies:

(a) Statement of income:

Income and expenses are recognized on the accrual basis.

Revenue from the sale of products is recognized when title passes and risks and rewards of ownership have been transferred to the buyer, which is generally at the time goods are shipped.

(b) Accounting estimates:

The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, deferred income taxes, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' future benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. Labatt Canada reviews the estimates and assumptions at least once a year.

(c) Foreign currency translation:

The Company and Labatt Canada have a Canadian dollar functional currency. Foreign currency denominated transactions are recorded at the domestic equivalent at the date of the transaction and foreign currency denominated monetary assets and liabilities are revalued to period-end exchange rates. Exchange gains and losses are included in earnings.

These financial statements have been presented in Brazilian Reais for the convenience of the AmBev shareholders. All financial statement items have been translated from Canadian dollars to Brazilian Reais at the June 24, 2004 exchange rate of R$ 2.3111.

7

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(d) Current and non-current assets:

(i) Cash and cash equivalents:

Cash and cash equivalents (short-term investments) include highly liquid investments with a maturity of less than three months at the date of acquisition. Short-term investments are recorded at cost plus income accrued up to the balance sheet date, which does not exceed market value.

(ii) Provision for doubtful accounts:

The provision for doubtful accounts was calculated at an amount considered adequate to cover any losses arising on collection of accounts receivable.

(iii) Prepaid expenses:

Expenses related to future periods are deferred and amortized over the relevant period. Advertising production costs are accumulated as prepaid expenses and expensed the first time the advertisement is shown and advertising media costs are expensed as incurred.

(iv) Inventories:

Inventories are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. The cost of inventories includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(e) Permanent assets:

(i) Investments:

Investments in associated companies are accounted for using the equity method.

8

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(ii) Goodwill:

Goodwill recorded on the acquisition of a business is computed as the difference between the purchase consideration and the underlying book value of the net asset acquired. The balance of goodwill calculated in the acquisition of corporate investment is based on the expectation of future profitability of the acquired operations and in the fair value of the assets. Amortization of goodwill is recorded on a straight-line basis over a period which does not exceed 10 years. The amortization of goodwill arising from the fair value of the assets is amortized in line with the useful lives of those assets.

(iii) Property, plant and equipment:

Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges).

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at annual rates of 5% for buildings, 10% for machinery and equipment and 20% for returnable containers. Deposits received on returnable containers are recorded as a liability based on managements' best estimate of returns.

Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when they increase the future economic benefits of the item of property, plant and equipment. All other expenditures are recognized in the income statement as an expense as incurred.

Sales and distribution rights are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

9

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(iv) Deferred charges:

Deferred charges are recorded at purchase and formation cost, less accumulated amortization, which is calculated on a straight-line basis at rates that consider the useful life of the intangible assets. Deferred charges are recognized only when there is an increase in the economic benefits related to those assets.

Costs incurred in connection with the senior credit facility have been deferred and are being amortized on a straight-line basis over the term of the facility of three or ten years.

(f) Pension plan and benefits to employees:

Labatt Canada adopted accrual accounting for employee future benefits effective December 31, 2001 and elected to record the net transitional obligation as a direct charge to Labatt Canada's equity.

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, future cost trends and retirement ages of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising after December 31, 2001 are recognized as an expense over the average period until the benefits become vested, unless they are already vested, in which case they are recognized as an expense immediately. The excess of the net actuarial gain (loss) arising after December 31, 2001 over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized commencing in the following year over the average remaining service life of active employees.

10

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(g) Income taxes:

Labatt Canada uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets represent the probable amount to be recovered. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.

The deferred tax assets resulting from temporary differences were recorded considering past profitability and expectations of future taxable income.

(h) Derivative financial instruments:

Derivative financial instruments are used by Labatt Canada in the management of its foreign currency and interest rate exposures.

Labatt Canada's interest rate swap agreements, forward rate agreements and interest rate collars are designated as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under these instruments.

Labatt Canada's forward foreign exchange contracts are designated as hedges of anticipated transactions. Gains and losses on these instruments are recorded as an adjustment of the hedged transaction.

Derivative financial instruments are recorded at cost, which is typically nominal, subject to the following adjustments. Accruals are recorded for the net receivable or payable attributable to net settlements under interest rate hedging instruments. The recorded value of the cross currency swap is adjusted to reflect an asset or liability representing the value of the foreign exchange component of the cross currency swap.

11

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(i) Stock-based compensation:

Certain employees of Labatt Canada participate in Interbrew's employee stock option plan. The options are granted at market prices and, accordingly, no compensation cost is recognized in accordance with the intrinsic value based method.

(j) Provisions:

A provision is recognized in the balance sheet when Labatt Canada has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

3. Accounts receivable:

Domestic customers	199,185
Associated companies (note 12)	107,242
Affiliates (note 12)	65,940

372,367
Allowance for doubtful accounts	(3,157)

369,210

Effective December 19, 2002, Labatt Canada entered into a revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of R$ 207,999 (Cdn. $90 million). Labatt Canada retains servicing responsibilities for the accounts receivable sold. As at May 31, 2004, Labatt Canada had sold R$ 179,878 (Cdn. $77.8 million) of receivables for R$ 162,701 (Cdn. $70.4 million) net cash proceeds, a retained interest with an estimated fair value of R$ 16,892 (Cdn. $7.3 million) and a resulting loss on sale of R$ 231 (Cdn. $0.1 million). As Labatt transferred substantially all the risks in this transaction it derecognized the receivable.

12

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

4. Inventories:

Finished goods	124,127
Work in process	25,415
Raw materials and supplies	95,444

244,986

5. Deferred income taxes:

The significant temporary differences which resulted in deferred tax assets and liabilities are as follows:

Non-current deferred tax assets:
Pension plans and other post-retirements plans	177,123
Other	10,370

187,493
Non-current deferred tax liabilities:
Property, plant and equipment - accelerated depreciation	(101,679)
Other	(4,354)

(106,033)

81,460

Considering the past history of profitable operation and expectation of continuing profits from the normal course of operations of its subsidiary, management believe the tax credits will be offset in the future.

The tax authorities may challenge certain tax filing positions taken by Labatt Canada. Management has provided for its best estimates of tax obligations under legislation; however, the ultimate outcome may change by a material amount.

13

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

6. Investments:

Investments in associated companies	3,482
Goodwill arising on the acquisition of Labatt (note 1)	16,872,186
Acquired goodwill based on:
Fixed asset fair value excess	421,092
Future profitability	3,397,361
Accumulated amortization	(3,379,080)

17,315,041

Goodwill relates primarily to the acquisition of Labatt Canada by Interbrew in July 1995 through a subsidiary which was amalgamated with Labatt Canada.

7. Property, plant and equipment:

	Rate of depreciation (% per annum)	Cost	Accumulated depreciation	Net book value

Land	-	30,391	-	30,391
Buildings	5%	396,104	201,759	194,345
Machinery and equipment	10%	2,233,075	1,334,888	898,187
Returnable containers, including containers with customers	20%	193,758	94,196	99,562
Sales and distribution rights	22%	13,441	5,292	8,149

		2,866,769	1,636,135	1,230,634

On June 1, 2002, Labatt Canada acquired the Beck's sales and distribution rights in Canada from Sleeman Breweries Ltd. for R$ 13,441. The asset is being amortized over the life of the contract, ending December 31,2006.

14

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing:

		Accrued
	Principal	interest	Total

Senior credit facility:
Canadian dollar term loans (a)	346,665	(534)	346,131
Canadian dollar revolving loans (a)	433,086	(1,676)	431,410
Canadian dollar term loans (b)	1,617,770	(9,635)	1,608,135
Senior Notes (c):
Series A	509,847	1,535	511,382
Series B	115,555	760	116,315
Cross currency swap (d)	35,838	2,908	38,746
Other financing	9,287	-	9,287

	3,068,048	(6,642)	3,061,406
Less current portion	118,273	6,642	111,631

	2,949,775	-	2,949,775

(a) Effective December 12, 2002, Labatt Canada entered into a Cdn. $600 million senior credit facility with a consortium of banks. The senior credit facility provides for both term and revolving facilities. The term facility is repayable in scheduled semi-annual instalments and has a final maturity date of December 12, 2005. The revolving facility provides for maximum borrowings of Cdn. $300 million and has a maturity date of December 12,2005. The June 2004 instalment was prepaid on December 12, 2003.

Borrowings under both facilities bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.95% per annum for the revolving facility and 0.90% per annum for the term facility. As at May 31,2004, the average bankers' acceptance rate on the debt was 2.098% per annum and the applicable margin was 0.45% per annum.

(b) Effective May 25, 2004, Labatt Canada entered into a Cdn. $700 million senior credit term facility with a consortium of banks. This facility is repayable at its maturity date of December 12, 2005.

Borrowings under the facility bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.9% per annum. As at May 31, 2004, the average bankers' acceptance on the debt was 2.125% per annum and the applicable margin was 0.55% per annum.

15

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing (continued):

(c) Effective July 23, 1998, Labatt Canada entered into an agreement to borrow U.S. $162 million Series A Senior Notes and Cdn. $50 million Series B Senior Notes (the "Notes") from a group of institutional investors. The Notes have fixed interest rates of 6.56% per annum on the U.S. dollar portion and 6.07% per annum on the Canadian dollar portion and are repayable on July 23, 2008.

(d) Effective July 23, 1998, Labatt Canada entered into cross currency swap agreements which effectively convert the U.S. $162 million denominated fixed rate Notes into Cdn. $236 million floating rate debt, which bears interest at the three-month bankers' acceptance rate plus 0.56% per annum. These agreements expire on July 23, 2008. The fair value of the cross currency swaps as at May 31, 2004 is R$ 6,520, representing a financial benefit for Labatt Canada. The cross currency swap has been recorded as a liability of R$ 35,838, representing the value of the foreign exchange component of the cross currency swap.

As at May 31, 2004, Labatt Canada had entered into interest rate swap agreements which effectively convert Cdn. $210,000 of floating rate debt to fixed rate debt at interest rates ranging from 3.88% to 5.53% per annum. These agreements have expiry dates ranging from June 30, 2004 to July 23, 2008. The fair value of these interest rate swaps as at May 31, 2004 is R$ (17,557), representing a financial obligation for Labatt Canada.

As at May 31, 2004, Labatt Canada had entered into an agreement which has the effect of limiting the interest rate on R$ 57,778 (Cdn. $25.0 million) floating rate debt to a range between 4.60% and 6.00% per annum. This agreement has an expiry date of January 31, 2006. The fair value of this agreement on May 31, 2004 was R$ (1,609) (Cdn. $(696)), representing a financial obligation for Labatt Canada.

The above fair values are based on investment dealer quotes or quotes from Labatt Canada's banker. The fair value of these instruments generally reflects the estimated amounts that Labatt Canada would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealizable gains or losses on open contracts.

The above agreements expose Labatt Canada to credit risk since there is a risk of counterparty default. Credit risk is monitored and minimized by dealing only with a diverse group of highly rated counterparties. In addition, Labatt Canada enters into master netting agreements with its counterparties to enable it to settle derivative financial assets and liabilities with the counterparty on a net basis in the event that the counterparty defaults.

16

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing (continued):

(e) Principal repayments, together with accrued interest on the loans and financing, due within the next five years ending May 31 are as follows:

2005	111,631
2006	2,285,096
2007	3,439
2008	-
2009	661,240

3,061,406

9. Pension plans and post-retirement plans:

		Other post -
	Pension	retirement
	plans	plans	Total

Projected benefit obligation	2,093,676	230,144	2,323,820
Plan assets	(1,578,507)	-	(1,578,507)

Plan deficit	515,169	230,144	745,313
Unamortized actuarial adjustments	(255,256)	(51,091)	(306,347)

Net liability	259 913	179 053	438,966

Other benefit plans			274

Labatt Canada plans (a)			439,240
Distribution affiliates' plans (b)			169,184

			608,424

17

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

9. Pension plans and post-retirement plans (continued):

(a) Labatt Canada has retirement programs which provide pension and other post-retirement benefits based on employee years of service and, in some instances, employee earnings.

Included in the above projected benefit obligations are the following amounts in respect of pension plans that are not fully funded:

Projected benefit obligation	2,093,676
Fair value of plan assets	(1,578,507)

515,169

Labatt Canada uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The significant actuarial assumptions adopted in measuring Labatt Canada's accrued benefit obligations are as follows:

		Other post-
	Pension	retirement
	plans	plans

Weighted average assumptions per annum:
Discount rate	6.25%	6.25%
Expected long-term rate of return on plan assets	8.00%	-
Rate of compensation increase	3.00%	4.00%

For measurement purposes, a weighted average rate of 8.5% per annum increase in the per capita cost of covered health care benefits for the year was assumed for 2004. The rate was assumed to decrease gradually to a weighted average rate of 5% per annum in 2013.

(b) The obligation under the distribution affiliates' plans represents Labatt Canada's pro rata share of obligations under such plans that will be funded by Labatt Canada through future service charge allocations from these affiliates.

18

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

10. Commitments and contingencies:

Labatt Canada has entered into operating leases for facilities and equipment, substantially all of which will be discharged within 10 years. Future annual fixed rental payments for the next five years ended May 31 and thereafter are as follows:

2005	29,869
2006	23,277
2007	15,528
2008	9,351
2009	8,285
Thereafter	7,964

94,274

Various claims and legal proceedings have been asserted or instituted against Labatt Canada some of which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable.

It is possible that the final resolution of some of these matters may require Labatt Canada to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

Labatt Canada has entered into a shareholder support agreement in connection with the financing of one of the provincial distribution companies. In the event that the distribution company determines it will be unable to meet its payment obligations on the debt, Labatt Canada may be required to accelerate the payment of service fees for future services, or to defer payment for amounts owed with respect to previous sales. In the event of a payment default, Labatt Canada may be required to repurchase any inventory held by the distribution company that was purchased from Labatt Canada. Labatt Canada is only contingently liable for its proportionate share of the R$ 462,220 (Cdn. $200 million) facility.

Labatt Canada has provided letters of credit to satisfy certain obligations related to suppliers and executive mortgages amounting to R$ 3,242.

19

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

11. Financial instruments:

In addition to the cross currency swap, interest rate swap and forward rate agreements described in note 8(d), Labatt Canada uses forward foreign exchange contracts to hedge the foreign exchange risk of foreign purchases and receipts. The related purchase or receipt is recorded at the forward exchange rate. As at May 31, 2004, Labatt Canada had contracts outstanding to sell 139,277 Mexican pesos for U.S. $12,234 at various dates from June 10, 2004 to October 12, 2004. The fair value of these forward foreign exchange contracts is R$ 469, representing a financial benefit to Labatt Canada. Labatt Canada has also entered into forward foreign exchange contracts with Brandbrew to purchase €16.5 million for Cdn. $26.6 million; £0.7 million for Cdn. $1.5 million and U.S. $30.8 million for Cdn. $42.2 million at various dates from June 21, 2004 to May 20, 2005. The fair value of these contracts is R$ 2,177 representing a financial benefit to Labatt Canada.

The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges and deposit liability for returnable containers approximates carrying value due to the short term to maturity of these instruments. The fair value of the senior credit facility and the LlBOR-based loans payable to affiliates approximates carrying value as the loans bear market rates of interest. The fair values of other financial liabilities are as follows:

	Book value	Fair value

Series A Senior Notes	511,382	552,808
Series B Senior Notes	116,315	127,725

The fair value of these long-term liabilities has been estimated as the present value of contractual payments discounted using current market rates of interest available to Labatt Canada for similar debt instruments.

20

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

12. Related party transactions:

				Associated companies

	Affiliates			Brewers	Brewers'

	Labatt	Interbrew	FEMSA	Retail	Distributor
May 31 , 2004	U.S.A.	subsidiaries	Cerveza	Inc.	Limited	Consolidated

Assets:
Accounts receivable from affiliates	60,638	2,471	2,831	-	-	65,940
Accounts receivable from associated company	-	-	-	30,890	76,352	107,242
Liabilities:
Accounts payable and accrued charges	-	12,397	-	1,745	2,133	16,275
D ividend payable to IIBV	-	115,555	-	-	-	115,555

The main balances of assets and liabilities as of May 31,2004 result from transactions between the Company and its affiliates and associated companies, which were performed under normal market conditions for similar types of operations.

13. Insurance coverage:

Labatt Canada has insurance policies taken out with the main insurance companies in Canada, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk covered	Amount

Inventories and stores	Fire, theft	224,835
Buildings and contents (own)	Fire	5,777,750
Buildings and contents (third parties)	Fire	5,777,750
Vehicles	Collision, civil liability	462,220
Civil liability		462,220
Transportation of materials	Robbery and burglary	254,221

21

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

14. Capital:

The capital of the Company is EUR 1,000,016,809 distributed in shares of EUR1 which were issued as follows:

	Number of
	shares	R$

Initial capitalization for cash, January 1, 2004	16,809	64
Issued on contribution of Labatt (note 1)	1,000,000,000	14,791,040

	1,000,016,809	14,791,104

22

Financial Statements of

LABATT BREWING CANADA HOLDING LTD.

Period from June 23, 2004 to June 24, 2004

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Suite 3300 Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Toronto ON M5L 1B2

AUDITORS' REPORT

To the Board of Directors of Labatt Brewing
Canada Holding Ltd.

We have examined the balance sheet of Labatt Brewing Canada Holding Ltd. and the consolidated balance sheet of the Company and its subsidiaries as at June 24, 2004 and the related statements of income, changes in shareholder's equity and changes in financial position for the period from June 23 to June 24, 2004, which are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Labatt Brewing Canada Holding Ltd. and the consolidated financial position of the Company and its subsidiaries as at June 24, 2004 and the results of its operations, changes in its shareholder's equity and changes in its financial position for the period from June 23 June 24, 2004, in conformity with accounting practices adopted in Brazil.

Chartered Accountants

Toronto, Canada
June 25, 2004

LABATT BREWING CANADA HOLDING LTD.
Balance Sheets
(In thousands of Brazilian Reais)

June 24, 2004

	Parent
	company	Consolidated

Assets
Current assets:
Cash and cash equivalents	158	214,050
Accounts receivable (note 3)	-	369,210
Inventories (note 4)	-	244,986
Prepaid expenses	-	55,501

	158	883,747

Non-current assets:
Deferred income taxes (note 5)	-	81,460
Promissory notes receivable	-	23,291

	-	104,751
Permanent assets:
Investment in Labatt Holding ApS (note 1)	14,791,040	-
Investments (note 6)	-	17,314,977
Property, plant and equipment, net (note 7)	-	1,230,634
Deferred charges	-	5,027

	14,791,040	18,550,638

	14,791,198	19,539,136

Liabilities and Shareholder's Equity
Current liabilities:
Accounts payable and accrued charges (note 12)	-	385,894
Deposit liability for returnable containers	-	80,022
Income taxes payable	-	344,583
Excise and sales taxes payable	-	152,054
Dividend payable to Interbrew International B.V.		115,555
Current portion of loans and financing (note 8)	-	111,631

	-	1,189,739
Non-current liabilities:
Loans and financing (note 8)	-	2,949,775
Pension plans and post-retirement plans (note 9)	-	608,424
	-	3,558,199

Shareholder's equity:
Capital stock (note 14)	2,311,258	2,311,258
Contributed surplus (note 14)	12,479,940	12,479,940
Retained earnings	-	-

	14,791,198	14,791,198

	14,791,198	19,539,136

See accompanying notes to financial statements.

On behalf of the Board, by its proxy,

__________________________
Craig C. Thorburn

LABATT BREWING CANADA HOLDING LTD.
Statements of Income
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

Parent
	company	Consolidated

Revenue - sales of goods	-	-
Cost of goods sold and operating expenses	-	-
Earnings before income taxes	-	-
Income taxes	-	-

Net earnings	-	-

See accompanying notes to financial statements.

2

LABATT BREWING CANADA HOLDING LTD.
Statements of Changes in Shareholder's Equity
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

	Capital	Contributed	Retained
	stock	surplus	earnings	Total

Initial capitalization	158	-	-	158
Contribution of Labatt Holding ApS
(note 1)	2,311,100	12,479,940	-	14,791,040
Net earnings	-	-	-	-

Shareholder's equity, end of period	2,311,258	12,479,940	-	14,791,198

See accompanying notes to financial statements.

3

LABATT BREWING CANADA HOLDING LTD.
Statements of Changes in Financial Position
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

	Parent
	company	Consolidated

Sources of funds:

From stockholders:
Initial capitalization	158	158

From operations:
Net earnings	-	-

	158	158

Working capital acquired (note 1)	-	(306,150)

Increase (decrease) in working capital	158	(305,992)

Changes in working capital:
Current assets:
At the end of the period	158	883,747

Current liabilities:
At the end of the period	-	(1,189,739)

Increase (decrease) in working capital	158	(305,992)

See accompanying notes to financial statements.

4

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

1. Basis of presentation and description of operations:

These financial statements have been prepared in accordance with practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission ("Brazilian GAAP").

Principles of consolidation:

Companhia de Bebidas das Américas - AmBev ("AmBev") and Interbrew SA ("Interbrew") are proposing to enter into a combination transaction between the two companies (the "Combination Transaction"). As part of the Combination Transaction, Labatt Brewing Canada Holding Ltd. (the "Company") will be merged into AmBev by means of an incorporação as defined in Article 227 of Law No. 6,404 of December 15, 1976 of the Federative Republic of Brazil (the "Merger Transaction"). At the time of the incorporação, the Company's only significant asset will be substantially all of the capital stock of Labatt Holding ApS ("LHA"). LHA's only significant asset will be a 100% interest in the capital stock of Labatt Brewing Company Limited ("Labatt"). These financial statements have been prepared as at and for the period ended June 24, 2004 for presentation to the AmBev shareholders in connection with the proposed Merger Transaction.

In connection with the Merger Transaction, Labatt completed a series of transactions in May 2004. As a result of these transactions, Labatt now primarily consists of a wholly owned Canadian brewing operation ("Labatt Canada"). On June 24, 2004, Interbrew International B.V. ("IIBV"), a wholly owned subsidiary of Interbrew, transferred its 100% interest in the capital stock of LHA to the Company for consideration consisting of 1,000,000,000 common shares of the Company. The value ascribed to the Company's investment in LHA and to the common shares issued as consideration is R$ 14,791,040 (Cdn. $6.4 billion) representing the fair value of the 100% interest in LHA as negotiated between Interbrew and AmBev. The excess of the purchase consideration over the underlying book value of net liabilities of Labatt in accordance with Brazilian GAAP of R$ 2,081,082 (Cdn. $900.5 million) has been recorded as goodwill of R$ 16,872,122. At June 24, 2004, the allocation of this goodwill between fixed asset fair value excess and goodwill attributable to expected future profitability has not been completed. Such an allocation will be completed by AmBev after the completion of the Combination Transaction.

5

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

1. Basis of presentation and description of operations (continued):

The Company, which had no material operations prior to June 23, 2004, is a holding company incorporated under the laws of the Bahamas. Labatt is a privately held company incorporated under the laws of Canada. Labatt is the second largest brewer in Canada which produces, distributes and sells beer in Canada and exports beer to the United States and other countries. Labatt has licensing agreements with Anheuser-Busch Companies, Inc. for the production and sale of Budweiser beers in Canada and agreements to distribute certain Interbrew and third party beers in Canada.

Associated companies over which Labatt Canada does not have control are as follows:

Ownership

Brewers Retail Inc.	44%
Brewers' Distributor Limited	53%
Guiness Canada Limited	49%

The Company's financial statements consolidate the investment in Labatt based on amounts reported in Labatt Canada's May 31, 2004 audited combined balance sheet that was prepared in connection with the proposed Merger Transaction. Accordingly, the Company's consolidated statements of income and changes in financial position for the period from June 23, 2004 to June 24, 2004 do not include any amounts related to Labatt. On June 22, 2004, Labatt declared and paid a dividend of Cdn. $50 million to IIBV.

6

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies:

(a) Statement of income:

Income and expenses are recognized on the accrual basis.

Revenue from the sale of products is recognized when title passes and risks and rewards of ownership have been transferred to the buyer, which is generally at the time goods are shipped.

(b) Accounting estimates:

The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, deferred income taxes, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' future benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. Labatt Canada reviews the estimates and assumptions at least once a year.

(c) Foreign currency translation:

The Company and Labatt Canada have a Canadian dollar functional currency. Foreign currency denominated transactions are recorded at the domestic equivalent at the date of the transaction and foreign currency denominated monetary assets and liabilities are revalued to period-end exchange rates. Exchange gains and losses are included in earnings.

These financial statements have been presented in Brazilian Reais for the convenience of the AmBev shareholders. All financial statement items have been translated from Canadian dollars to Brazilian Reais at the June 24, 2004 exchange rate of R$ 2.3111.

7

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(d) Current assets:

(i) Cash and cash equivalents:

Cash and cash equivalents (short-term investments) include highly liquid investments with a maturity of less than three months at the date of acquisition. Short-term investments are recorded at cost plus income accrued up to the balance sheet date, which does not exceed market value.

(ii) Provision for doubtful accounts:

The provision for doubtful accounts was calculated at an amount considered adequate to cover any losses arising on collection of accounts receivable.

(iii) Prepaid expenses:

Expenses related to future periods are deferred and amortized over the relevant period. Advertising production costs are accumulated as prepaid expenses and expensed the first time the advertisement is shown and advertising media costs are expensed as incurred.

(iv) Inventories:

Inventories are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. The cost of inventories includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(e) Permanent assets:

(i) Investments:

Investments in associated companies are accounted for using the equity method.

8

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(ii) Goodwill:

Goodwill recorded on the acquisition of a business is computed as the difference between the purchase consideration and the underlying book value of the net asset acquired. The balance of goodwill calculated in the acquisition of corporate investment is based on the expectation of future profitability of the acquired operations and in the fair value of the assets. Amortization of goodwill is recorded on a straight-line basis over a period which does not exceed 10 years. The amortization of goodwill arising from the fair value of the assets is amortized in line with the useful lives of those assets.

(iii) Property, plant and equipment:

Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges).

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at annual rates of 5% for buildings, 10% for machinery and equipment and 20% for returnable containers. Deposits received on returnable containers are recorded as a liability based on managements' best estimate of returns.

Expenditures incurred to replace a component of an item of property, plant and equipment that are accounted for separately, including major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when they increase the future economic benefits of the item of property, plant and equipment. All other expenditures are recognized in the income statement as an expense as incurred.

Sales and distribution rights are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

9

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(iv) Deferred charges:

Deferred charges are recorded at purchase and formation cost, less accumulated amortization, which is calculated on a straight-line basis at rates that consider the useful life of the intangible assets. Deferred charges are recognized only when there is an increase in the economic benefits related to those assets.

Costs incurred in connection with the senior credit facility have been deferred and are being amortized on a straight-line basis over the term of the facility of three or ten years.

(f) Pension plan and benefits to employees:

Labatt Canada adopted accrual accounting for employee future benefits effective December 31, 2001 and elected to record the net transitional obligation as a direct charge to Labatt Canada's equity.

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, future cost trends and retirement ages of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising after December 31, 2001 are recognized as an expense over the average period until the benefits become vested, unless they are already vested, in which case they are recognized as an expense immediately. The excess of the net actuarial gain (loss) arising after December 31, 2001 over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized commencing in the following year over the average remaining service life of active employees.

10

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(g) Income taxes:

Labatt Canada uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets represent the probable amount to be recovered. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.

The deferred tax assets resulting from temporary differences were recorded considering past profitability and expectations of future taxable income.

(h) Derivative financial instruments:

Derivative financial instruments are used by Labatt Canada in the management of its foreign currency and interest rate exposures.

Labatt Canada's interest rate swap agreements, forward rate agreements and interest rate collars are designated as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under these instruments.

Labatt Canada's forward foreign exchange contracts are designated as hedges of anticipated transactions. Gains and losses on these instruments are recorded as an adjustment of the hedged transaction.

Derivative financial instruments are recorded at cost, which is typically nominal, subject to the following adjustments. Accruals are recorded for the net receivable or payable attributable to net settlements under interest rate hedging instruments. The recorded value of the cross currency swap is adjusted to reflect an asset or liability representing the value of the foreign exchange component of the cross currency swap.

11

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(i) Stock-based compensation:

Certain employees of Labatt Canada participate in Interbrew's employee stock option plan. The options are granted at market prices and, accordingly, no compensation cost is recognized in accordance with the intrinsic value based method.

(j) Provisions:

A provision is recognized in the balance sheet when Labatt Canada has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

3. Accounts receivable:

Domestic customers	199,185
Associated companies (note 12)	107,242
Affiliates (note 12)	65,940

372,367

Allowance for doubtful accounts	(3,157)

369,210

Effective December 19, 2002, Labatt Canada entered into a revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of R$ 207,999 (Cdn. $90 million). Labatt Canada retains servicing responsibilities for the accounts receivable sold. As at May 31, 2004, Labatt Canada had sold R$ 179,878 (Cdn. $77.8 million) of receivables for R$ 162,701 (Cdn. $70.4 million) net cash proceeds, a retained interest with an estimated fair value of R$ 16,892 (Cdn. $7.3 million) and a resulting loss on sale of R$ 231 (Cdn. $0.1 million). As Labatt transferred substantially all the risks in this transaction it derecognized the receivable.

12

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

4. Inventories:

Finished goods	124,127
Work in process	25,415
Raw materials and supplies	95,444

244,986

5. Deferred income taxes:

The significant temporary differences which resulted in deferred tax assets and liabilities are as follows:

Non-current deferred tax assets:
Pension plans and post-retirement plans	177,123
Other	10,370

187,493
Non-current deferred tax liabilities:
Property, plant and equipment - accelerated depreciation	(101,679)
Other	(4,354)

(106,033)

81,460

Considering the past history of profitable operation and expectation of continuing profits from the normal course of operations of its subsidiary, management believe the tax credits will be offset in the future.

The tax authorities may challenge certain tax filing positions taken by Labatt Canada. Management has provided for its best estimates of tax obligations under legislation; however, the ultimate outcome may change by a material amount.

13

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

6. Investments:

Investments in associated companies	3,482
Goodwill arising on the acquisition of Labatt (note 1)	16,872,122
Acquired goodwill based on:
Fixed asset fair value excess	421,092
Future profitability	3,397,361
Accumulated amortization	(3,379,080)

17,314,977

Goodwill relates primarily to the acquisition of Labatt Canada by Interbrew in July 1995 through a subsidiary which was amalgamated with Labatt Canada.

7. Property, plant and equipment:

	Rate of depreciation (% per annum)	Cost	Accumulated depreciation	Net book value

Land	-	30,391	-	30,391
Buildings	5%	396,104	201,759	194,345
Machinery and
equipment	10%	2,233,075	1,334,888	898,187
Returnable containers, including
containers with customers	20%	193,758	94,196	99,562
Sales and distribution
rights	22%	13,441	5,292	8,149

		2,866,769	1,636,135	1,230,634

On June 1, 2002, Labatt Canada acquired the Beck's sales and distribution rights in Canada from Sleeman Breweries Ltd. for R$ 13,441. The asset is being amortized over the life of the contract, ending December 31, 2006.

14

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing:

	Principal	Accrued interest	Total

Senior credit facility:
Canadian dollar term loans (a)	346,665	(534)	346,131
Canadian dollar revolving loans (a)	433,086	(1,676)	431,410
Canadian dollar term loans (b)	1,617,770	(9,635)	1,608,135
Senior Notes (c):
Series A	509,847	1,535	511,382
Series B	115,555	760	116,315
Cross currency swap (d)	35,838	2,908	38,746
Other financing	9,287	-	9,287

	3,068,048	(6,642)	3,061,406

Less current portion	118,273	6,642	111,631

	2,949,775	-	2,949,775

(a) Effective December 12, 2002, Labatt Canada entered into a Cdn. $600 million senior credit facility with a consortium of banks. The senior credit facility provides for both term and revolving facilities. The term facility is repayable in scheduled semi-annual instalments and has a final maturity date of December 12, 2005. The revolving facility provides for maximum borrowings of Cdn. $300 million and has a maturity date of December 12, 2005. The June 2004 instalment was prepaid on December 12, 2003.

Borrowings under both facilities bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.95% per annum for the revolving facility and 0.90% per annum for the term facility. As at May 31, 2004, the average bankers' acceptance rate on the debt was 2.098% per annum and the applicable margin was 0.45% per annum.

(b) Effective May 25, 2004, Labatt Canada entered into a Cdn. $700 million senior credit term facility with a consortium of banks. This facility is repayable at its maturity date of December 12, 2005.

Borrowings under the facility bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.9% per annum. As at May 31, 2004, the average bankers' acceptance on the debt was 2.125% per annum and the applicable margin was 0.55% per annum.

15

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing (continued):

(c) Effective July 23, 1998, Labatt Canada entered into an agreement to borrow U.S. $162 million Series A Senior Notes and Cdn. $50 million Series B Senior Notes (the "Notes") from a group of institutional investors. The Notes have fixed interest rates of 6.56% per annum on the U.S. dollar portion and 6.07% per annum on the Canadian dollar portion and are repayable on July 23, 2008.

(d) Effective July 23, 1998, Labatt Canada entered into cross currency swap agreements which effectively convert the U.S. $162 million denominated fixed rate Notes into Cdn. $236 million floating rate debt, which bears interest at the three-month bankers' acceptance rate plus 0.56% per annum. These agreements expire on July 23, 2008. The fair value of the cross currency swaps as at May 31, 2004 is R$ 6,520, representing a financial benefit for Labatt Canada. The cross currency swap has been recorded as a liability of R$ 35,838, representing the value of the foreign exchange component of the cross currency swap.

As at May 31, 2004, Labatt Canada had entered into interest rate swap agreements which effectively convert Cdn. $210,000 of floating rate debt to fixed rate debt at interest rates ranging from 3.88% to 5.53% per annum. These agreements have expiry dates ranging from June 30, 2004 to July 23, 2008. The fair value of these interest rate swaps as at May 31, 2004 is R$ (17,557), representing a financial obligation for Labatt Canada.

As at May 31, 2004, Labatt Canada had entered into an agreement which has the effect of limiting the interest rate on R$ 57,778 (Cdn. $25.0 million) floating rate debt to a range between 4.60% and 6.00% per annum. This agreement has an expiry date of January 31, 2006. The fair value of this agreement on May 31, 2004 was R$ (1,609) (Cdn. $(696)), representing a financial obligation for Labatt Canada.

The above fair values are based on investment dealer quotes or quotes from Labatt Canada's banker. The fair value of these instruments generally reflects the estimated amounts that Labatt Canada would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealizable gains or losses on open contracts.

The above agreements expose Labatt Canada to credit risk since there is a risk of counterparty default. Credit risk is monitored and minimized by dealing only with a diverse group of highly rated counterparties. In addition, Labatt Canada enters into master netting agreements with its counterparties to enable it to settle derivative financial assets and liabilities with the counterparty on a net basis in the event that the counterparty defaults.

16

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing (continued):

(e) Principal repayments, together with accrued interest on the loans and financing, due within the next five years ending May 31 are as follows:

2005	111,631
2006	2,285,096
2007	3,439
2008	-
2009	661,240

3,061,406

9. Pension plans and post-retirement plans:

	Pension plans	Other post - retirement plans	Total

Projected benefit obligation	2,093,676	230,144	2,323,820
Plan assets	(1,578,507)	-	(1,578,507)

Plan deficit	515,169	230,144	745,313
Unamortized actuarial adjustments	(255,256)	(51,091)	(306,347)

Net liability	259,913	179,053	438,966

Other benefit plans			274

Labatt Canada plans (a)			439,240
Distribution affiliates' plans (b)			169,184

			608,424

17

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

9. Pension plans and post-retirement plans (continued):

(a) Labatt Canada has retirement programs which provide pension and other post-retirement benefits based on employee years of service and, in some instances, employee earnings.

Included in the above projected benefit obligations are the following amounts in respect of pension plans that are not fully funded:

Projected benefit obligation	2,093,676
Fair value of plan assets	(1,578,507)

515,169

Labatt Canada uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The significant actuarial assumptions adopted in measuring Labatt Canada's accrued benefit obligations are as follows:

		Other post-
	Pension	retirement
	plans	plans

Weighted average assumptions per annum:
Discount rate	6.25%	6.25%
Expected long-term rate of return on plan assets	8.00%	-
Rate of compensation increase	3.00%	4.00%

For measurement purposes, a weighted average rate of 8.5% per annum increase in the per capita cost of covered health care benefits for the year was assumed for 2004. The rate was assumed to decrease gradually to a weighted average rate of 5% per annum in 2013.

(b) The obligation under the distribution affiliates' plans represents Labatt Canada's pro rata share of obligations under such plans that will be funded by Labatt Canada through future service charge allocations from these affiliates.

18

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

10. Commitments and contingencies:

Labatt Canada has entered into operating leases for facilities and equipment, substantially all of which will be discharged within 10 years. Future annual fixed rental payments for the next five years ended May 31 and thereafter are as follows:

2005	29,869
2006	23,277
2007	15,528
2008	9,351
2009	8,285
Thereafter	7,964

94,274

Various claims and legal proceedings have been asserted or instituted against Labatt Canada some of which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable.

It is possible that the final resolution of some of these matters may require Labatt Canada to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

Labatt Canada has entered into a shareholder support agreement in connection with the financing of one of the provincial distribution companies. In the event that the distribution company determines it will be unable to meet its payment obligations on the debt, Labatt Canada may be required to accelerate the payment of service fees for future services, or to defer payment for amounts owed with respect to previous sales. In the event of a payment default, Labatt Canada may be required to repurchase any inventory held by the distribution company that was purchased from Labatt Canada. Labatt Canada is only contingently liable for its proportionate share of the R$ 462,220 (Cdn. $200 million) facility.

Labatt Canada has provided letters of credit to satisfy certain obligations related to suppliers and executive mortgages amounting to R$ 3,242.

19

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

11. Financial instruments:

In addition to the cross currency swap, interest rate swap and forward rate agreements described in note 8(d), Labatt Canada uses forward foreign exchange contracts to hedge the foreign exchange risk of foreign purchases and receipts. The related purchase or receipt is recorded at the forward exchange rate. As at May 31, 2004, Labatt Canada had contracts outstanding to sell 139,277 Mexican pesos for U.S. $12,234 at various dates from June 10, 2004 to October 12, 2004. The fair value of these forward foreign exchange contracts is R$ 469, representing a financial benefit to Labatt Canada. Labatt Canada has also entered into forward foreign exchange contracts with Brandbrew to purchase €16.5 million for Cdn. $26.6 million; £0.7 million for Cdn. $1.5 million and U.S. $30.8 million for Cdn. $42.2 million at various dates from June 21, 2004 to May 20, 2005. The fair value of these contracts is R$ 2,177, representing a financial benefit to Labatt Canada.

The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges and deposit liability for returnable containers approximates carrying value due to the short term to maturity of these instruments. The fair value of the senior credit facility and the LlBOR-based loans payable to affiliates approximates carrying value as the loans bear market rates of interest. The fair values of other financial liabilities are as follows:

	Book Value	Fair value

Series A Senior Notes	511,382	552,808
Series B Senior Notes	116,315	127,725

The fair value of these long-term liabilities has been estimated as the present value of contractual payments discounted using current market rates of interest available to Labatt Canada for similar debt instruments.

20

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

12. Related party transactions:

				Associated companies
	Affiliates
				Brewers Retail Inc.	Brewers' Distributor Limited
May 31 , 2004	Labatt U.S.A.	Interbrew subsidiaries	FEMSA Cerveza			Consolidated

Assets:
Accounts
receivable
from affiliates	60,638	2,471	2,831	-	-	65,940
Accounts
receivable
from associated
company	-	-	-	30,890	76,352	107,242
Liabilities:
Accounts payable
and accrued
charges	-	12,397	-	1,745	2,133	16,275
Dividend payable to IIBV	-	115,555	-	-	-	115,555

The main balances of assets and liabilities as of May 31, 2004 result from transactions between the Company and its affiliates and associated companies, which were performed under normal market conditions for similar types of operations.

13. Insurance coverage:

Labatt Canada has insurance policies taken out with the main insurance companies in Canada, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk covered	Amount

Inventories and stores	Fire, theft	224,835
Buildings and contents (own)	Fire	5,777,750
Buildings and contents
(third parties)	Fire	5,777,750
Vehicles	Collision, civil liability	462,220
Civil liability		462,220
Transportation of materials	Robbery and burglary	254,221

21

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

14. Capital stock and contributed surplus:

The Company was incorporated on February 25, 2004 in the Commonwealth of the Bahamas as an International Business Company.

The authorized and issued capital is Cdn. $1,000,068,500 common shares which were issued as follows:

	Number of
	common shares	R$

Initial capitalization for cash, June 18, 2004	68,500	158
Issued on contribution of LHA (note 1)	1,000,000,000	14,791,040

	1,000,068,500	14,791,198

22